UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP – General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on November 24, 2015, Amendment No. 2 filed with the SEC on December 1, 2015, Amendment No. 3 filed with the SEC on December 7, 2015, Amendment No. 4 filed with the SEC on December 8, 2015, Amendment No. 5 filed with the SEC on December 8, 2015, Amendment No. 6 filed with the SEC on December 9, 2015, Amendment No. 7 filed with the SEC on December 14, 2015, Amendment No. 8 filed with the SEC on December 16, 2015, Amendment No. 9 filed with the SEC on December 21, 2015 and Amendment No. 10 filed with the SEC on December 23, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $17.00 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on November 16, 2015 (together with any amendments or supplements thereto, the “Schedule TO”), and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015, the Amendment and Supplement to Offer to Purchase dated December 14, 2015, the Second Amendment and Supplement to Offer to Purchase dated December 28, 2015, and in the related Letter of Transmittal, which are filed as Exhibits (a)(1)(i), (a)(1)(ix), (a)(1)(x) and (a)(1)(ii) to the Statement, respectively, as amended and supplemented by this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement and the information statement of the Company attached as Annex A to the Statement (the “Information Statement”) is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.                                 Identity and Background of Filing Person

Item 2 of the Statement is hereby amended and supplemented by amending and restating in their entirety the first two paragraphs of the subsection entitled “Tender Offer and Merger” to read as follows:

“This Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”), a wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding Shares at a purchase price of $17.00 per Share, net to the holders thereof, in cash (the “Offer Price”), without interest thereon, less any applicable tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015 (as amended and supplemented by the Amendment and Supplement to Offer to Purchase dated December 14, 2015 and the Second Amendment and Supplement to Offer to Purchase dated December 28, 2015 and as it may be further amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). The Original Offer to Purchase and Letter of Transmittal may have been previously delivered to you. The Original Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference. The Amendment and Supplement to Offer to Purchase dated December 14, 2015 and the Second Amendment and Supplement to Offer to Purchase dated December 28, 2015 are filed as Exhibits (a)(1)(ix) and (a)(1)(x) hereto, respectively, and are incorporated herein by reference

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 26, 2015 (the “Original Merger Agreement”), as amended by the Amendment to Agreement and Plan of Merger, dated as of December 11, 2015 (the “First Amendment”) and Amendment No. 2 to Agreement and Plan of Merger, dated as of December 24, 2015 (the “Second Amendment”, and the Original Merger Agreement, as amended by the First Amendment and the Second Amendment and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. A copy of the Original Merger Agreement, the First Amendment and the Second Amendment are filed as Exhibits (e)(1), (e)(17) and (e)(18) to this Statement, respectively, and are incorporated herein by reference. The Merger Agreement is summarized under the heading “The Merger Agreement” in Section 11 entitled “Purpose of the Offer and Plans for Pep Boys; Transaction Documents” of the Offer to Purchase. The Merger Agreement provides, among other things, that as soon as practicable (and in any event within three business days) following Purchaser’s acceptance for payment, upon the terms and subject to the conditions of the Offer set forth in the Merger Agreement, of all Shares validly tendered and not validly withdrawn at the then-scheduled expiration of the Offer (the “Offer Closing”) and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not purchased in the Offer, other than Shares held directly or indirectly by the Company, Parent or Purchaser or any of their respective wholly owned subsidiaries (which will automatically be cancelled and retired and will cease to exist) or any shareholder of the Company who duly exercises dissenters’ rights under Pennsylvania law, will be converted into the right to receive an amount, in cash and without interest, equal to the Offer Price (the “Merger Consideration”).”

Item 3.                                 Past Contacts, Transactions, Negotiations and Agreements

1.                                      Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the last sentence of the first paragraph of the subsection entitled

“Arrangements between the Company, Parent and Purchaser—Merger Agreement” to read as follows:

“A copy of the Original Merger Agreement, the First Amendment and the Second Amendment are filed as Exhibits (e)(1), (e)(17) and (e)(18) to this Statement, respectively, and are incorporated herein by reference.”

*  *  *

2.                                      Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the third sentence of the first paragraph of the subsection entitled “Arrangements with Current Executive Officers and Directors of the Company—Consideration for Shares Tendered Pursuant to the Offer” to read as follows:

“If the executive officers and directors were to tender all 531,970 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $9,043,490 in cash, calculated based on the Offer Price of $17.00 per Share, without interest and less any applicable tax withholding.”

*  *  *

3.                                      Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the table immediately following the second paragraph of the subsection entitled “Arrangements with Current Executive Officers and Directors of the Company—Consideration for Shares Tendered Pursuant to the Offer” to read as follows:

“Name	Shares(1)	Consideration Payable in Respect of Shares
Robert H. Hotz	29,000	$493,000
Chairman of the Board
Scott P. Sider	—	$—
Chief Executive Officer and Director
Matthew Goldfarb	—	$—
Director
F. Jack Liebau, Jr.	—	$—
Director
Bruce M. Lisman	—	$—
Director
James A. Mitarotonda	321,227	$5,460,859
Director
Robert L. Nardelli	—	$—
Director
Robert Rosenblatt	—	$—
Director
Jane Scaccetti	25,292	$429,964
Director
John T. Sweetwood	16,833	$286,161
Director
Andrea M. Weiss	—	$—
Director
David R. Stern	21,089	$358,513
EVP – Chief Financial Officer
Christopher J. Adams	3,921	$66,657
SVP – Store Operations
Thomas J. Carey	11,240	$191,080
SVP – Chief Customer Officer
Joseph A. Cirelli	62,063	$1,055,071
SVP – Business Development
James F. Flanagan	8,123	$138,091
SVP – Chief Human Resources Officer
John J. Kelly	1,322	$22,474
SVP – Merchandising
Brian D. Zuckerman	31,860	$541,620
SVP – General Counsel & Secretary
Rodney Schriver	—	$—
VP – Finance & Chief Accounting Officer

(1)                                 This table does not include the number of Shares that the executive officers may purchase under the Company ESPP during the current offering period, as described in “Item 2. Identity and Background of Filing Person—Tender Offer and Merger,” because such number is not determinable as of the date of this Statement and will depend on the percentage of compensation that the executive officer elects to have deducted for purposes of the Company ESPP. The purchase price for Shares under the Company ESPP is equal to 85% of the fair market value per Share on the purchase date. Mr. Flanagan is the only executive officer who currently participates in the Company ESPP. Based on his current payroll deductions and assuming that he does not withdraw from the Company ESPP or reduce his payroll deductions and the purchase price equals $14.45 per Share (which is 85% of the Merger Consideration), Mr. Flanagan would purchase 495 Shares in the current offering period under the Company ESPP. None of our non-employee directors are eligible to participate in the Company ESPP.”

*  *  *

4.                                      Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the second paragraph, and the table immediately following such second paragraph, of the subsection entitled “Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Consideration for Company Options” to read as follows:

“The following table sets forth the cash consideration each director and executive officer would be entitled to receive from the Surviving Corporation pursuant to the Merger Agreement in respect of such individual’s vested and unvested Company Options outstanding as of November 12, 2015, calculated based on the Merger Consideration of $17.00 per Share.

Name	Number of Shares Subject to Company Options	Weighted Average Exercise Price per Share	Consideration Payable in Respect of Company Options(1)
Robert H. Hotz	23,576	$9.28	$182,007
Scott P. Sider	93,204	$11.75	$489,321
Matthew Goldfarb	—	$—	$—
F. Jack Liebau, Jr.	—	$—	$—
Bruce M. Lisman	—	$—	$—
James A. Mitarotonda	23,576	$9.28	$182,007
Robert L. Nardelli	—	$—	$—
Robert Rosenblatt	—	$—	$—
Jane Scaccetti	23,576	$9.28	$182,007
John T. Sweetwood	23,576	$9.28	$182,007
Andrea M. Weiss	—	$—	$—
David R. Stern	109,710	$10.04	$763,582
Christopher J. Adams	75,359	$10.05	$523,745
Thomas J. Carey	76,630	$10.05	$532,579
Joseph A. Cirelli	105,197	$10.06	$730,067
James F. Flanagan	59,766	$9.75	$433,304
John J. Kelly	72,189	$9.72	$525,536
Brian D. Zuckerman	131,275	$9.00	$1,050,200
Rodney Schriver	11,236	$11.92	$57,079

(1)                                 Calculation based on the difference between (i) the Merger Consideration and (ii) the weighted average exercise price (rounded to the nearest cent) per Share for the Company Options held by each such director or executive officer.”

*  *  *

5.                                      Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the second paragraph, and the table immediately following such second paragraph, of the subsection entitled “Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Consideration for Company RSUs and Company PSUs” to read as follows:

“The following table sets forth the cash consideration that each executive officer and director would be entitled to receive from the Surviving Corporation pursuant to the Merger Agreement in respect of such individual’s Company RSUs outstanding as of November 12, 2015, calculated based on the Merger Consideration of $17.00 per Share.

Name	Number of Shares Underlying Company RSUs	Consideration Payable in Respect of Company RSUs(1)
Robert H. Hotz(2)	46,664	$793,288
Scott P. Sider	16,424	$279,208
Matthew Goldfarb(2)	6,530	$111,010
F. Jack Liebau, Jr.(2)	6,530	$111,010
Bruce M. Lisman(2)	6,530	$111,010
James A. Mitarotonda(2)	44,017	$748,289
Robert L. Nardelli(2)	8,978	$152,626
Robert Rosenblatt(2)	21,437	$364,429
Jane Scaccetti(2)	43,495	$739,415
John T. Sweetwood(2)	43,495	$739,415
Andrea M. Weiss(2)	21,437	$364,429
David R. Stern	35,874	$609,858
Christopher J. Adams	30,625	$520,625
Thomas J. Carey	28,898	$491,266
Joseph A. Cirelli	26,628	$452,676
James F. Flanagan	30,007	$510,119
John J. Kelly	30,902	$525,334
Brian D. Zuckerman	28,460	$483,820
Rodney Schriver	2,066	$35,122

(1)                                 Calculated by multiplying (i) the number of outstanding Company RSUs held by each such director or executive officer by (ii) the Merger Consideration.

(2)                                 Includes the number of Shares subject to Company RSUs that previously became vested, but which were deferred under the terms of such Company RSUs.”

*  *  *

6.                                      Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the fourth paragraph, and the table immediately following such fourth paragraph, of the subsection entitled “Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Consideration for Company RSUs and Company PSUs” to read as follows:

“The following table sets forth the cash consideration that each executive officer would be entitled to receive from the Surviving Corporation pursuant to the Merger Agreement in respect of such individual’s Company PSUs outstanding as of November 12, 2015 calculated based on the Merger Consideration of $17.00 per Share.  None of the Company’s directors hold Company PSUs.

Name	Number of Shares Underlying Company PSUs(1)	Consideration Payable in Respect of Company PSUs(2)
Scott P. Sider	32,849	$558,433
David R. Stern	44,096	$749,632
Christopher J. Adams	30,379	$516,443
Thomas J. Carey	30,892	$525,164
Joseph A. Cirelli	29,261	$497,437
James F. Flanagan	21,531	$366,027
John J. Kelly	25,939	$440,963
Brian D. Zuckerman	31,265	$531,505
Rodney Schriver	4,133	$70,261

(1)                                 Calculated as if the performance goals to which such Company PSUs are subject had been achieved at the target level of performance at the end of the applicable performance period.

(2)                                 Calculated by multiplying (i) the number of outstanding Company PSUs held by each such executive officer that will become vested at the Effective Time by (ii) the Merger Consideration.”

*  *  *

7.                                      Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the second sentence of the first paragraph of the subsection entitled “Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Aggregate Consideration for Shares Underlying Equity Awards” to read as follows:

“Upon the terms and conditions described in the foregoing summary, the executive officers and directors would receive from the Surviving Corporation as soon as administratively practicable following the Effective Time (in conjunction with the Surviving Corporation’s regular payroll process) an aggregate of approximately $18,232,255 in cash, calculated based on the Merger Consideration of $17.00 per Share, without interest and less any applicable tax withholding, in connection with Merger.”

*  *  *

8.                                      Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the second paragraph, and the table immediately following such second paragraph, of the subsection entitled “Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Aggregate Consideration for Shares Underlying Equity Awards” to read as follows:

“The following table sets forth the aggregate cash consideration that each executive officer would be entitled to receive from the Surviving Corporation pursuant to the Merger Agreement in respect of such individual’s outstanding Company Options (other than any Company Options that have an exercise price equal to or greater than the Merger Consideration), Company RSUs and Company PSUs outstanding as of November 12, 2015, that become vested in connection with the Merger, calculated based on the Merger Consideration of $17.00 per Share.

Name	Aggregate Number of Shares Underlying Company Options, Company RSUs and Company PSUs(1)	Aggregate Consideration Payable in Respect of Company Options, Company RSUs and Company PSUs(2)
Robert H. Hotz(3)	70,240	$975,295
Scott P. Sider(4)	142,477	$1,326,962
Matthew Goldfarb	6,530	$111,010
F. Jack Liebau, Jr.	6,530	$111,010
Bruce M. Lisman	6,530	$111,010
James A. Mitarotonda(5)	67,593	$930,296
Robert L. Nardelli	8,978	$152,626
Robert Rosenblatt	21,437	$364,429
Jane Scaccetti(6)	67,071	$921,422
John T. Sweetwood(7)	67,071	$921,422
Andrea M. Weiss	21,437	$364,429
David R. Stern(8)	189,680	$2,123,072
Christopher J. Adams(9)	136,363	$1,560,813
Thomas J. Carey(10)	136,420	$1,549,009
Joseph A. Cirelli(11)	161,086	$1,680,180
James F. Flanagan(12)	111,304	$1,309,450
John J. Kelly(13)	129,030	$1,491,833
Brian D. Zuckerman(14)	191,000	$2,065,525
Rodney Schriver(15)	17,435	$162,462

(1)                                 The number of Shares included in this column (i) disregards any Company Options that have an exercise price equal to or greater than the Merger Consideration, (ii) includes the number of Shares subject to Company RSUs that previously became vested, but which were deferred under the terms of such Company RSUs and (iii) includes the number of Shares subject to Company PSUs that become vested in connection with the Merger determined as if the applicable performance goals had been achieved at the target level of performance at the end of the applicable performance period.

(2)                                 The aggregate consideration with respect to Company Options is calculated based on the difference between (i) the Merger Consideration and (ii) the weighted average exercise price (rounded to the nearest cent) per Share for the Company Options held by each such director and executive officer. The aggregate consideration with respect to Company RSUs and Company PSUs is calculated by multiplying the number of all outstanding Company RSUs and Company PSUs that become vested in connection with the Merger held by each such director and executive officer by the Merger Consideration.

(3)                                 Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.28 for such Company Options held by such individual.

(4)                                 Based on the weighted average exercise price (rounded to the nearest cent) per Share of $11.75 for such Company Options held by such individual.

(5)                                 Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.28 for such Company Options held by such individual.

(6)                                 Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.28 for such Company Options held by such individual.

(7)                                 Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.28 for such Company Options held by such individual.

(8)                                 Based on the weighted average exercise price (rounded to the nearest cent) per Share of $10.04 for such Company Options held by such individual.

(9)                                 Based on the weighted average exercise price (rounded to the nearest cent) per Share of $10.05 for such Company Options held by such individual.

(10)                          Based on the weighted average exercise price (rounded to the nearest cent) per Share of $10.05 for such Company Options held by such individual.

(11)                          Based on the weighted average exercise price (rounded to the nearest cent) per Share of $10.06 for such Company Options held by such individual.

(12)                          Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.75 for such Company Options held by such individual.

(13)                          Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.72 for such Company Options held by such individual.

(14)                          Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.00 for such Company Options held by such individual.

(15)                          Based on the weighted average exercise price (rounded to the nearest cent) per Share of $11.92 for such Company Options held by such individual.”

*  *  *

9.                                      Item 3 of the Statement is hereby amended and supplemented by amending and restating in its entirety the last paragraph of the subsection entitled “Agreements or Arrangements with Executive Officers of the Company—2015 Bonuses” to read as follows:

“In addition, the Company will pay a bonus payment to Mr. Zuckerman on or before December 31, 2015 in the amount of $350,000, which bonus payment is payable to him separate and apart from the Company’s Annual Incentive Bonus Plan for the 2015 fiscal year.”

Item 4.                                 Additional Information

1.                                      Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the subsection entitled “Solicitation or Recommendation” to read as follows:

“Solicitation or Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management, legal counsel and financial advisors, on December 24, 2015, the Board unanimously (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted the Second Amendment and the Merger Agreement and (c) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement.”

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares to

Purchaser in the Offer in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

A copy of the joint press releases issued by the Company and Bridgestone Americas announcing the execution of the Original Merger Agreement, the First Amendment and the Second Amendment are filed as Exhibits (a)(5)(i), (a)(5)(xxi) and (a)(5)(xxiv) hereto, respectively, and are incorporated herein by reference.”

*  *  *

2.                                      Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the subsection entitled “Background to the Offer” to read as follows:

“Background to the Offer

As previously disclosed, on January 29, 2012, the Company entered into a merger agreement with certain entities formed by The Gores Group, LLC for the purpose of consummating a merger transaction with the Company. On May 29, 2012, the Company, The Gores Group, LLC and other related entities entered into a settlement agreement which, among other things, (a) terminated the merger agreement and the related financing commitments, and (b) provided for The Gores Group, LLC’s payment to the Company of a $50 million fee and reimbursement of certain of its merger related expenses.

Following the termination of the merger agreement with The Gores Group, LLC, as part of their ongoing activities and review of the Company’s business and financial performance, the Board and the Company’s senior management regularly evaluate the Company’s long-term strategic alternatives, including prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operations as an independent company, each with a view toward maximizing shareholder value.

On June 1, 2012, Mario J. Gabelli, GAMCO Asset Management, Inc. and certain other affiliated parties, which we refer to collectively as GAMCO, filed a Schedule 13D with the SEC, disclosing on that date an ownership stake in the Company of approximately 5.4%.

From March 2013 to June 2013, senior executives of the Company held multiple telephone calls and meetings with a potential strategic purchaser to discuss its interest in acquiring a portion of the Company’s retail business. In addition, following a preliminary meeting between senior representatives of the Company and two potential financial buyers jointly pursuing an acquisition of the Company on May 14, 2013, the Company received a non-binding indication of interest from such potential financial buyers on June 24, 2013 regarding such potential acquisition. After a review with the Board and the Company’s senior management at a Board meeting on June 12, 2013 and then a telephonic Board meeting on July 2, 2013, the Board determined that (a) the potential sale of a portion of the Company’s retail business was neither strategically nor financially viable and (b) the non-binding indication of interest from the potential financial buyers was unlikely to result in a transaction at the indicated price. As a result, the Board determined that the Company should focus on the pursuit of its operational initiatives and directed the Company’s senior management to inform these parties that it was not interested in pursuing these potential transactions.

In September 2013, the Company was approached by a financial institution, which we refer to as Financial Advisor A, that was seeking to advise the Company in connection with exploring a sale of the Company’s historically challenged retail business. In order to allow Financial Advisor A to perform a preliminary review of the financial viability from both the Company’s and a potential buyer’s perspective of a sale of the retail business, on October 16, 2013, the Company and Financial Advisor A entered into a non-disclosure agreement. From November 2013 to February 2014, Financial Advisor A developed a feasibility study with input from members of the Company’s senior management.

On February 25, 2014, the Board held a telephonic meeting during which an update was provided on (a) the Company’s activities with Financial Advisor A, (b) the continued inquiries by the potential financial buyer partners that had previously indicated an interest in pursuing a transaction with the Company in 2013 and (c) the Company’s receipt of a letter from a potential strategic purchaser, whom we refer to as Party A, requesting limited due diligence information as a prelude to submitting a non-binding indication of interest for the purchase of the Company. After discussion, the Board directed senior management, working under the supervision of Robert H. Hotz, Chairman of the Board, to continue to work with Financial Advisor A and to further explore the possibility of a transaction with Party A. For purposes of this “Background to the Offer,”, we refer to senior management of the Company working under the supervision of Mr. Hotz in connection with the Company’s pursuit of a potential transaction as the Deal Team.

On March 5, 2014, the Board held a telephonic meeting to discuss Financial Advisor A’s feasibility study, which determined that a sale of the Company’s retail business could be financially viable from both the Company’s and a potential purchaser’s perspective (and, accordingly, a separation of the Company’s retail and services businesses) was feasible. Following discussion, the Board directed that Financial Advisor A contact a potential strategic purchaser of the Company’s retail business, whom we refer to as Party B, to assess its interest in acquiring all of the Company’s retail business. At such meeting, the Board also received an update regarding Party A’s repeated request to receive due diligence information in order to provide a non-binding indication of interest. The Deal Team informed the Board that in response to the Company’s request, Party A also provided its preliminary view that, based upon publicly available information, it would seek to acquire the Company in a cash-and-stock merger for $15 to $16 per Share. Following discussion, the Board directed the Deal Team to continue to explore the possibility of a transaction with Party A. In addition, since Financial Advisor A was not engaged by the Company and was only providing the feasibility study, the Board appointed Messrs. Mitarotonda and Rosenblatt and Ms. Scacetti and either Mr. M. Shân Atkins or Ms. Weiss as an as-needed special committee to work with senior management in selecting an investment banking firm to assist the Company in exploring a potential sale of the Company.

On March 7, 2014, the Company entered into a mutual non-disclosure and standstill agreement with Party A and, thereafter, the parties exchanged certain information.

On March 10, 2014, Party B informed Financial Advisor A that it only had an interest in acquiring a portion of the Company’s retail business. Based on the Board’s prior determination that the potential sale of a portion of the Company’s retail business was not strategically nor financially viable, Financial Advisor A, on behalf of the Company, informed Party B that the Company was not interested in continuing any further discussions regarding such a transaction. Following termination of discussions with Party B, the Company ceased working with Financial Advisor A.

On March 13, 2014, the special committee of the Board established to assist senior management with selecting an investment banking firm added Mr. Hotz as a member. On March 27, 2014, a member of the special committee, together with the Deal Team, interviewed three investment banking firms, including Rothschild Inc., which we refer to as Rothschild.

On March 27, 2014, Party A indicated that they were no longer interested in acquiring the entire Company, citing concern about the Company’s retail business.

On April 16, 2014, Party A delivered a non-binding indication of interest regarding a potential purchase of the Company’s service business.

On April 29, 2014, the Board held a telephonic meeting to discuss Party A’s non-binding indication of interest regarding a potential purchase of the Company’s service business. The Board did not find Party A’s proposal compelling from a financial point of view and directed the Deal Team to inform Party A that the Company was not interested in such a transaction.

On September 25, 2014, Michael R. Odell resigned from his positions as President & Chief Executive Officer and director of the Company.

On October 9, 2014, the Company received an inquiry from a potential financial buyer seeking to explore a potential transaction. The Deal Team informed that potential financial buyer that the Company would only initiate discussions regarding any such transaction if it received a written non-binding indication of interest. The potential financial buyer did not provide any such indication of interest and no further discussions or communications occurred with the potential financial buyer.

On October 10, 2014, Party A inquired about the Company’s interest in pursuing a stock-for-stock merger with Party A with no premium. Party A indicated that its board was willing to assume the risks associated with the Company’s retail business in order to acquire the service business.

On October 14, 2014, a real estate investment company, whom we refer to as Party C, delivered a letter, which did not include a price proposal, to the Company proposing a partnership between the companies.

On October 16, 2014, in order to further explore and evaluate Party A’s stock-for-stock merger proposal, the Company signed a non-disclosure agreement with Rothschild to allow it to perform a preliminary financial analysis of Party A’s proposal.

On October 24, 2014, an investment firm, whom we refer to as Party D, contacted the Company to express the potential interest of two potential financial buyer partners, whom we refer to collectively as Party E, in partnering with Party B to acquire the Company.

On October 27, 2014, the Company entered into a non-disclosure agreement with Party C for the purpose of exchanging certain real estate information.

On October 28, 2014, Party E delivered a non-binding indication of interest, which did not include a price proposal, to acquire the Company in partnership with Party B.

On October 30, 2014, Party B delivered a non-binding indication of interest, which did not include a price proposal, to acquire the Company’s retail assets either directly from the Company or in connection with Party E’s acquisition of the Company.

On November 4, 2014, the Board held a telephonic meeting to discuss the various indications of interest provided to the Company. During that meeting, the Board authorized the Deal Team to: (a) enter into non-disclosure and standstill agreements with each of Party B and Party E; (b) provide due diligence information to Party B, Party C and Party E; (c) engage Rothschild to act as the Company’s financial advisor; and (d) continue discussions with Party A regarding a potential transaction. Given the disruption to the Company’s business caused by prior strategic alternative review processes and the fact that the Company had already received a significant amount of unsolicited indications of interest since the termination of the proposed transaction with The Gores Group LLC, the Board instructed the Deal Team to authorize Rothschild to assist the Company with inbound indications of interest only, but not to proactively solicit additional interest.

From November 2014 through January 2015 (after executing non-disclosure and standstill agreements with Party E (which agreement also applied to Party D as a representative of Party E) and Party B), Party B, Party C and Party E conducted due diligence on the Company.

On November 13, 2014, GAMCO filed an amended Schedule 13D with the SEC disclosing that GAMCO was considering potential candidates to interview for nomination to the Board. GAMCO also disclosed on that date an ownership stake in the Company of approximately 17.3%.

As of November 13, 2014, the Company entered into an engagement letter with Rothschild to act as its financial advisor in any strategic transaction involving the acquisition of the Company or a material interest in its assets or businesses.

On December 16, 2014, following the Deal Team’s efforts to obtain a premium for the Company’s shareholders in connection with Party A’s proposed stock-for-stock merger, Party A notified the Company that Party A was not interested in pursuing further discussions at that time.

On January 28, 2015, GAMCO filed an amended Schedule 13D with the SEC, disclosing GAMCO’s intention to initiate a proxy contest by recommending three or more potential candidates for nomination to the Board. GAMCO also disclosed on that date an ownership stake in the Company of approximately 17.6%.

On February 6, 2015, a representative of Parent contacted a member of the Deal Team to express Parent’s interest in acquiring a small number of the Company’s stores as a pilot for

Parent to test operating such stores with a retail partner as a prelude to a potentially larger transaction with the Company. Parent indicated that the stores that it was interested in acquiring were in various markets, including El Paso, Minneapolis and Oklahoma City. Between February and May 2015, the Company and Parent engaged in various discussions regarding Parent’s proposal, but the parties did not discuss any material terms of such a transaction and discussions regarding such a transaction did not progress beyond the preliminary stage. For purposes of this “Background to the Offer” and unless context requires otherwise, we refer to Parent and Bridgestone Americas collectively as Bridgestone.

On March 2, 2015, Party E informed the Company that they were unable to reach agreeable terms with Party B regarding a possible partnership to acquire the Company, and as a result, Party E was withdrawing its interest in a potential transaction with the Company.

On March 3, 2015, the Company and Party B began preliminary discussions regarding Party B’s potential purchase of the Company’s retail assets.

On March 6, 2015, the Company received a non-binding preliminary term sheet from Party B reflecting proposed terms for a direct acquisition by Party B of certain of the Company’s retail assets.

On March 9, 2015, Party C informed the Company that it had engaged a financial advisor and that they were interested in pursuing a transaction to acquire the Company together with Party A. Party A subsequently confirmed such joint interest. On March 16, 2015, Party A and Party C submitted a non-binding joint indication of interest to acquire the Company for $11.00 per Share in cash.

From March 8 to March 24, 2015, Party D engaged in conversations with the Company regarding Party D’s desire to partner with Party B in a joint transaction to acquire the Company. In light of these conversations, the Company continued its discussions with Party B to determine its willingness to acquire the Company’s retail assets directly from the Company, rather than as part of a joint transaction arranged by Party D. On March 24, 2015, a financial buyer, together Party D, which we refer to collectively as Party F, provided a non-binding indication of interest to acquire the Company for $9.50 to $10.00 per Share in cash.

On March 24 and 25, 2015, the Board held a regularly scheduled meeting at which representatives from the Company’s counsel, Morgan, Lewis & Bockius LLP, which we refer to as Morgan Lewis, and Rothschild were present. During the meeting, (a) the Board, together with senior management and the Company’s advisors, reviewed and discussed the three potential transactions that had been presented to the Company, including the backgrounds of each of the parties to the potential transactions, and (b) a representative of Rothschild reviewed Rothschild’s preliminary financial analysis of the Company. Following such discussions, the Board directed the Deal Team to continue discussions with Party B regarding a potential sale of the Company’s retail assets. The Board also directed the Deal Team to inform Party A and Party C that, while the Board did not find their preliminary indication of interest compelling from a financial point of view, the Board was willing to provide a waiver to their respective non-disclosure agreements to allow Party A and Party C to work together and provide them with a limited amount of due diligence information, in order to allow those parties to increase their proposed per Share purchase price and to better formulate their plan for the Company’s retail business (as such lack of information had previously been cited by Party A as the impediment to their purchase of the Company). Finally, the Board directed the Deal Team to inform Party F that the Company did not find their offer compelling from a financial point of view. The Board preferred instead to pursue a direct transaction with Party B regarding the sale of the Company’s retail assets, which the Board believed was more likely to result in a strategic transaction. In addition, based on its interactions with Party B which demonstrated Party B’s unwillingness to pursue simultaneous discussions with the Company on the one hand and Party F on the other and its belief that Party F was attempting to interfere with the Company’s efforts to negotiate directly with Party B in violation of the Company’s non-disclosure and standstill agreement with Party B, the Board also directed the Deal Team to inform Party F that the Company was not interested in exploring a transaction with Party F.

Despite being so informed, between March 25 and July 16, 2015, Party F continued to attempt to engage in discussions with the Company, including by submitting a revised non-binding indication of interest to acquire the Company for $11.50 to $12.00 per Share in cash. Following Board calls and communications, the Board directed the Deal Team to continue to reject Party D and Party E’s revised non-binding indication of interest and to instead continue to pursue discussions with Party B for the sale of the Company’s retail assets.

On April 15, 2015, the Company’s non-disclosure and standstill agreements with each of Party A and Party C were amended and those parties were provided a limited amount of requested due diligence information, in each case so as to enable them to submit a revised non-binding indication of interest to acquire the Company, together with a more detailed proposal for their future plans for the Company’s retail business. On April 24, 2015, Party A and Party C reaffirmed their non-binding joint indication of interest to acquire the Company for $11.00 per Share in cash, together with an outline of their plans to dispose of the Company’s retail assets. This indication of interest was dependent upon Party C finding a financial investor to fund a significant portion of the purchase price. Further, Party C requested permission to speak to prospective financial investors.

From April 21 to September 3, 2015, the Company and Party B continued their discussions regarding the sale of the Company’s retail assets and exchanged due diligence materials.

On May 4, 2015, the Company was contacted by a potential financial buyer, which we refer to as Party G, who expressed interest in acquiring the Company.

Also on May 4, 2015, the Company was contacted by Carl C. Icahn, which, together with Mr. Icahn’s affiliates, we refer to as Icahn. Icahn indicated that it was interested in the Company’s retail assets in connection with it seeking to achieve favorable synergies given Icahn’s other investments. Icahn also expressed a willingness and ability to acquire the entire Company in order to gain access to the Company’s retail assets. In order to do so, Icahn referenced the possibility of participating in the Company’s pending proxy contest with GAMCO and/or commencing a hostile acquisition of the Company.

On May 11, 2015, the Board held a telephonic meeting, attended by representatives of Morgan Lewis and Rothschild, during which the Board discussed Icahn’s interest in light of the pending proxy contest and the other potential merger and acquisition activity. Following such discussion, the Board directed the Deal Team to negotiate and enter into a non-disclosure and standstill agreement with Icahn that delayed Icahn’s ability to make a hostile bid to acquire the Company while the parties were negotiating with each other.

On May 14, 2015, the Company informed Party A that the Company (a) still did not find Party A and Party C’s joint non-binding indication of interest to be compelling from a financial point of view, (b) did not have confidence in the viability of their plan for the Company’s retail business and (c) would not be prepared to allow Party C to contact prospective financial investors in connection with their proposal to acquire the Company.

On May 15, 2015, the Company entered into a non-disclosure and standstill agreement with Icahn. Icahn then commenced a due diligence review of materials delivered by the Company.

On May 19, 2015, after the close of trading on the New York Stock Exchange, which we refer to as the NYSE, The Wall Street Journal published an article regarding the Company and speculated that a number of potential suitors were exploring a possible acquisition of the Company. The price of the Common Stock on the NYSE increased from $9.25 per Share at the close of the market on May 19, 2015 to $10.75 per Share at the close of the market on May 20, 2015.

On June 4, 2015, the Board held a telephonic meeting during which (a) an update of the Company’s discussions and due diligence activities with the various suitors was provided and (b) an outline of a potential settlement of the ongoing proxy contest with GAMCO was discussed and approved.

On June 10, 2015, the Company entered into an understanding regarding a settlement with GAMCO pursuant to which three new directors—Matthew Goldfarb, F. Jack Liebau, Jr. and Bruce M. Lisman—would be nominated and recommended for election to the Board.

Also, on June 10, 2015, Party G delivered a non-binding indication of interest to acquire the Company for a price between $12.00 to $13.00 per Share in cash. On June 12, 2015, Party G re-submitted its non-binding indication of interest to specify that it required a 45-day due diligence period.

On June 15, 2015, Scott P. Sider was appointed Chief Executive Officer of the Company and to the Board. Also on June 15, 2015, the Board held a telephonic meeting during which an update of the Company’s discussions and due diligence activities with the various suitors was provided.

On June 16, 2015, the Company entered into a non-disclosure and standstill agreement with Party G. Party G then commenced a due diligence review of materials delivered by the Company.

On June 26, 2015, Icahn informed the Company that it was now interested in acquiring all of the Company and not just the Company’s retail assets. Icahn submitted a non-binding indication of interest to acquire the Company for $11.50 per Share in cash.

On June 29, 2015, the Board held a telephonic meeting, attended by representatives of Morgan Lewis and Rothschild, during which the Board reviewed and discussed Icahn’s non-binding indication of interest in the context of Icahn’s ability to make a hostile bid to acquire the Company now that Icahn had terminated its pursuit of a transaction for the Company’s retail assets. Following such discussion, the Board directed the Deal Team (a) to formally invite Party G to engage with the Company with respect to a purchase of the entire Company and (b) if Icahn was unwilling to amend its standstill agreement with the Company to further delay its ability to make a hostile bid to acquire the Company, to publicly announce the commencement of a formal strategic alternatives review process in order to delay Icahn’s likelihood of commencing a hostile bid to acquire the Company until such time as the Company had the ability to fully explore the interests of all then interested parties.

Following Icahn’s initial unwillingness to delay its ability to make a hostile bid for the Company, on June 30, 2015, at the direction of the Board, the Company issued a press release announcing that, in light of the various inquiries that had been previously received from third parties expressing an interest in pursuing a potential transaction with the Company, the Board had determined to commence a review of strategic alternatives to enhance shareholder value, in consultation with Rothschild and Morgan Lewis. That same day, the Deal Team held discussions with all then-interested parties with respect to the Company’s formal commencement of the strategic alternatives process.

From the time of the Company’s announcement on June 30, 2015 of the strategic alternatives review process through August 2015, several parties that had expressed interest in pursuing a transaction with the Company contacted the Company and/or Rothschild. All such parties were encouraged to express their interest in a written, non-binding indication of interest. No parties other than Party A, Bridgestone, Party F, Party G, Icahn and Party I (as first discussed below) submitted a non-binding indication of interest.

From July 1 to 7, 2015, the Company and Icahn discussed the potential terms upon which Icahn would enter the Company’s strategic alternatives review process, including the extension of Icahn’s standstill agreement. As part of those negotiations, Icahn indicated its interest in discussing potentially partnering with other parties in connection with a transaction for the entire Company.

On July 7, 2015, Party A orally expressed to the Company an interest in acquiring the Company for $12.50 per Share in a stock-for-stock transaction.

On July 8, 2015, the Board held a telephonic meeting during which the Board approved the amendment of the non-disclosure and standstill agreement with Icahn that permitted Icahn to discuss with an identified list of strategic parties, including parties participating in the Company’s strategic review process, a potential joint transaction to acquire the Company in exchange for the delay until October 10, 2015 of Icahn’s ability to make a hostile bid to acquire the Company. Such amendment also provided that if Icahn had submitted and not withdrawn a bona fide bid with a written term sheet to acquire the Company, the Company would provide

Icahn with (a) the price and other material terms of any competing third party bona fide bid prior to executing a definitive agreement with any such third party and (b) one business day during which Icahn could submit an amended term sheet. Pursuant to the terms of the amendment, the Company had no obligation to accept the terms of any such amended proposal from Icahn. On July 9, 2015, the Company and Icahn entered into such amendment.

On July 10, 2015, a member of the Deal Team and representatives of Bridgestone held a telephone call to discuss the potential process related to pursuing a potential transaction with the Company.

Also on July 10, 2015, the Board held a regularly scheduled meeting in connection with the Company’s 2015 Annual Meeting of Shareholders. During the meeting, the Board discussed the status of the Company’s strategic alternatives review process.

On July 13, 2015, a representative of J.P. Morgan Securities LLC, Bridgestone’s financial advisor, which we refer to as J.P. Morgan, contacted a representative of Rothschild to discuss Bridgestone’s interest in acquiring the Company. At the direction of the Deal Team, Rothschild informed J.P. Morgan that it had been engaged to assist the Board in exploring possible strategic alternatives that may be undertaken by the Company. Rothschild indicated that to the extent Bridgestone had interest in pursuing a transaction with the Company it should submit to the Company a written, non-binding indication of interest setting forth the terms on which it would be interested in pursuing a transaction with the Company. No formal process letter was provided at this time.

On July 14, 2015, the Board held a telephonic meeting, attended by representatives of Rothschild, during which a representative of Rothschild reviewed Rothschild’s preliminary financial analysis of the latest proposals from Party A and Party B. Following discussion, the Board directed the Deal Team to continue negotiations with Party A and Party B, in each case in an effort to obtain an increase in the consideration offered by each party.

On July 16, 2015, Party A delivered a written non-binding indication of interest to acquire the Company at $12.50 per Share in a stock-for-stock transaction. Following submission of Party A’s indication of interest and acting at the direction of the Deal Team, Rothschild held a series of conference calls with the financial advisor to Party A and urged them to have Party A increase the price in its indication of interest.

Also on July 16, 2015, a potential financial buyer, whom we refer to as Party I, delivered a non-binding indication of interest to acquire the Company for $13.50 to $14.00 per Share in cash.

On July 22, 2015, Bridgestone submitted to the Company a preliminary, non-binding letter of interest that set forth Bridgestone’s interest in exploring an acquisition of 100% of the outstanding Shares at a per Share price of $12.00 to $15.00 in cash.

Also on July 22, 2015, a potential strategic purchaser expressed its willingness to lease the retail square footage portion of a significant amount of the Company’s Supercenters at market rents.

Acting at the direction of the Deal Team, on July 24, 2015, a representative of Rothschild telephoned a representative of J.P. Morgan to discuss Bridgestone’s preliminary, non-binding offer and to urge J.P. Morgan to encourage Bridgestone to increase its offer and narrow the range of its proposed purchase prices.

On July 27, 2015, Party A submitted a revised non-binding indication of interest to acquire the Company for $13.00 per Share in a stock-for-stock transaction.

On July 28, 2015, each of Party A and Bridgestone communicated to the Company an interest in exploring a possible partnership with Icahn with respect to an acquisition of the Company.

On July 29, 2015, Bridgestone submitted a revised, non-binding proposal to the Company with a price of $13.00 to $15.00 per Share in cash.

Later on July 29, 2015, the Deal Team, via email, updated the Board on the status of the Company’s strategic alternatives review process and its intent to enter into non-disclosure and standstill agreements (an amendment with Party A) with each of Bridgestone, Party I and Party A. The Company thereafter entered into such agreements/amendment and provided due diligence information to such parties.

On August 5, 2015, at the direction of the Deal Team, Rothschild distributed a first round process letter to Party A, Bridgestone, Party G and Party I which requested potential buyers to submit revised non-binding indications of interest by September 3, 2015. The letter also outlined the requirements for the revised offer and invited the parties to attend a management presentation in Philadelphia with the Deal Team. That same day, Rothschild provided such parties with access to an electronic data room containing certain due diligence materials.

On August 10, 2015, a potential financial buyer with a portfolio company in the automotive service industry expressed an interest in discussing potential strategic transactions with the Company. At an August 13, 2015 meeting with certain members of the Deal Team, the potential financial buyer indicated that it was not interested in acquiring the Company, but would be interested in acquiring the Company’s service business or in pursuing strategic partnerships, such as parts sourcing arrangements or leasing excess square footage in certain of the Company’s Supercenters. In response, the Company indicated that if that party had an interest in the Company’s service business it should (a) submit a written indication of interest to the Board (no such indication was ever submitted) and (b) begin discussions with the Company regarding the terms of any such proposed leasing arrangement.

On August 18, 2015, Party F submitted a revised indication of interest regarding a direct acquisition of the Company for $13.00 per Share that did not involve a partnership with Party B.

On August 19, 2015, the Board held a telephonic meeting during which it received an update of the status of the strategic alternatives review process, including Party F’s revised indication and the fact that it did not involve a partnership with Party B.

On August 19, 2015, both parties constituting Party F separately entered into non-disclosure and standstill agreements with the Company.

From August 20, 2015 to September 2, 2015, the Company conducted management presentations for representatives of Party A, Bridgestone, Party F, Party G and Party I.

On August 28, 2015, the Board held a telephonic meeting during which the Board received an update on the strategic alternatives review process, including Party B’s proposal to purchase the Company’s retail assets.

On September 3, 2015, the Company and Party B entered into a non-binding term sheet for the sale and separation of certain of the Company’s retail assets. The Company estimated that under the terms of Party B’s proposal the sale and separation of the retail business would result in $175 million of net realized value.

Also on September 3, 2015, Icahn reconfirmed its non-binding indication of interest to acquire the Company for $11.50 per Share in cash.

Also on September 3, 2015, in response to the first round process letter, (a) Party A submitted an updated non-binding indication of interest to acquire the Company for $13.50 per Share in a stock-for-stock transaction, (b) Bridgestone submitted an updated non-binding indication of interest to acquire the Company for $15.00 per Share in cash and (c) each of Party G and Party I indicated that they were no longer pursuing a potential transaction with the Company.

In addition, on September 3, 2015, following the management meeting with Party F on September 2, 2015, at the direction of the Deal Team, Rothschild distributed a first round process letter to Party F requesting a revised non-binding indication of interest by September 10, 2015.

On September 10, 2015, Party F submitted a revised non-binding indication of interest to acquire the Company for $13.50 per share in cash. The indication of interest did not reflect a partnership with Party B.

On September 11, 2015, Party B’s outside legal counsel delivered an initial draft asset purchase agreement to Morgan Lewis and the Company delivered an initial draft master lease to Party B, in each case, based on the terms outlined in the non-binding term sheet. From September 11 to October 25, 2015, the Company and Party B continued to negotiate this potential transaction.

On September 16, 2015, the Board held a regularly scheduled meeting, attended by representatives of Rothschild, at which they reviewed and discussed (a) the updated non-binding indications of interest from Party A, Bridgestone and Party F and (b) the status of the Company’s negotiations with Party B. A representative of Rothschild reviewed Rothschild’s preliminary financial analysis of the proposal from Party B. Following such discussion, the Board directed the Deal Team to continue negotiations with, and provide due diligence information to, each of the potential suitors.

On September 17, 2015, at the direction of the Deal Team, Rothschild distributed a final round process letter to Party A, Bridgestone and Party F. The process letters informed such parties that final proposals would be due no later than October 12, 2015 and that, as part of their proposal, a markup to the draft merger agreement would be due no later than October 7, 2015.

On September 21, 2015, further to its final round process letter and at the direction of the Deal Team, Rothschild distributed a draft merger agreement, which had been prepared by the Company and Morgan Lewis, to Party A, Bridgestone and Party F. Among other things, the initial merger agreement (a) contemplated a one-step transaction structure, (b) included a requirement that the acquiror use its “best efforts” to obtain any required regulatory approvals, (c) provided that the Board could change its recommendation in support of the transaction in connection with either a competing proposal for a majority of the Company that the Board determined was superior, (d) did not provide the acquiror with any right to negotiate to amend its proposal to the extent necessary to prevent any competing proposal from being considered a superior proposal, (e) provided for a “termination date” after a to-be-agreed amount of time after signing, after which date either party could terminate the merger agreement and (f) provided for a to-be-agreed “termination fee” payable by the Company if (i) the Company were to terminate the merger agreement in response to a superior proposal or (ii) the merger agreement were terminated under certain circumstances and prior to such termination, a competing proposal were publicly proposed and such proposal was consummated within nine months following termination of the merger agreement.

From September 21 to October 9, 2015, representatives of the Company conducted telephone calls and meetings with representatives of Party A, Bridgestone and Party F and their legal and financial advisors regarding due diligence matters.

On September 23, 2015, the Board held a telephonic meeting during which management presented and the Board approved the Company’s long term strategic plan presented to the Board by senior management, which contained the Projections described in “—Company Management Projections,” below. The strategic plan was also provided to Rothschild in connection with Rothschild’s financial analysis.

On September 28, 2015, the Company entered into a further amendment to the non-disclosure and standstill agreement with Icahn, pursuant to which Icahn agreed to delay until October 23, 2015 its ability to make a hostile bid to acquire the Company in exchange for the Company making available certain due diligence materials for review by a so-called “clean team” acting on behalf of Icahn. In connection with this amendment, Icahn also agreed that if it were to launch a tender offer for the Shares, the price would be at least $13.50 per Share in cash.

On September 30, 2015, representatives of Rothschild and J.P. Morgan discussed the terms and conditions of Bridgestone’s non-binding indication of interest and related timing considerations in pursuing a transaction. Later that day, Jones Day, Bridgestone’s outside legal counsel, delivered a revised draft of the merger agreement to Morgan Lewis. Among other changes from the initial draft, the draft merger agreement (a) reflected Bridgestone’s expectation that Parent would seek to effect the acquisition of the Company pursuant to a two-step tender offer, rather than by a one-step merger, as contemplated in the initial draft, (b) provided that in no event would Parent be required to agree to any divestiture or other remedy to secure any required regulatory approvals, (c) provided the Board could change its recommendation in support of the transaction with Parent in connection with a competing proposal for all of the Company if the Board determined (i) the competing proposal was superior, from a financial point view, to the Bridgestone proposal and (ii) that a failure to make such change of recommendation would be a violation of the Board’s fiduciary duties, (d) provided a

“termination date” of four months from signing, after which date either party could terminate the merger agreement and (e) provided for a to-be-agreed “termination fee” payable by the Company if (i) the Company were to terminate the merger agreement in response to a superior proposal, (ii) Parent were to terminate the merger agreement due to the Board breaching its non-solicitation obligations or changing its recommendation or (iii) the merger agreement were terminated under certain circumstances and following such termination the Company entered into an alternative transaction within 12 months following termination of the merger agreement.

On October 1, 2015, the Company and Bridgestone further discussed Bridgestone’s proposal and related timing considerations.

On October 2, 2015, representatives of the Company, Rothschild and Morgan Lewis held a telephonic meeting to discuss Bridgestone’s proposal, including the anticipated timing of necessary corporate approvals by Bridgestone, and the markup to the merger agreement delivered by Jones Day, after which Morgan Lewis contacted Jones Day to convey certain issues relating to the merger agreement. Morgan Lewis also provided Jones Day with a summary issues list relating to certain of the Company’s concerns regarding the revised draft merger agreement. Included among those concerns were terms and provisions relating to antitrust/regulatory matters, limitations on consideration of alternative proposals and restrictions on the Board’s ability to change its recommendation, the “termination date,” and the mechanics with respect to when a termination fee would be payable in the event of termination of the merger agreement.

On October 2, 2105, the Company distributed the draft merger agreement to Icahn.

On October 7, 2015, representatives of Party A’s outside legal counsel delivered to Rothschild a revised draft of the merger agreement that contemplated a stock-for-stock merger, which was thereafter circulated to the Company and Morgan Lewis. Among other things, Party A’s draft of the merger agreement reflected that Party A would need to receive approval by its shareholders in order to issue the stock consideration. The revised draft of the merger agreement reflected the reciprocity of certain provisions given the all-stock transaction structure, including certain representations and warranties, covenants, termination rights and termination fee triggers and the provisions governing the parties’ ability to negotiate and effect an alternative transaction with a bidder making a competing proposal. The antitrust covenant in the merger agreement was also revised such that each of the parties would use commercially reasonable efforts to resolve any challenge brought under antitrust laws. The revised draft contemplated a broader set of scenarios in which a termination fee would be payable than was provided for in the Company’s original draft, provided for mutual expense reimbursement obligations in certain circumstances and also foreclosed any recovery by the parties in the event of a willful breach of the agreement by the other party.

On October 8, 2015, Party F delivered a revised draft of the merger agreement to Rothschild, which was thereafter circulated to the Company and Morgan Lewis. The revised draft of the merger agreement required Party F to obtain third party financing commitments in connection with the transaction, but the draft documents detailing such financing commitments were not provided with the revised draft agreement. The revised draft also contemplated a broader set of scenarios in which a termination fee, equal to 3% of the Company’s equity value, would be payable by the Company than was provided for in the Company’s original draft, and proposed that a reverse termination fee equal to 6% of the Company’s equity value be payable to the Company in the event of a financing failure. The revised draft also contemplated that the out-of-pocket expenses of the parties incurred in connection with the transaction be reimbursed in certain circumstances.

Also on October 8, 2015, Morgan Lewis circulated a revised draft of the merger agreement to Jones Day. The draft was consistent with the issues list previously provided by Morgan Lewis. Among other things, the draft (a) included a requirement that the acquiror use its “best efforts” to obtain any required regulatory approvals, (b) provided that the Board could change its recommendation in support of the transaction in connection with a competing proposal for a majority of the Company that the Board determined was superior and (c) provided that the termination date would be 12 months following the date of signing. The draft reflected the Company’s acceptance of the terms relating to a two-step transaction.

On October 9, 2015, representatives of the Company, Rothschild and Morgan Lewis held a telephonic meeting to discuss Party A’s potential proposal and markup to the merger agreement, after which Morgan Lewis contacted Party A’s outside legal counsel to convey certain issues relating to the merger agreement, including the Company’s representations and warranties, the Company’s ability to negotiate and effect an alternative transaction with a bidder making a competing proposal, antitrust provisions and termination rights and fees.

On October 10, 2015, representatives of Morgan Lewis and Party F’s outside legal counsel discussed certain issues relating to Party F’s draft merger agreement, including issues relating to Party F’s financing commitments, the provisions relating to expense reimbursement, termination fee amounts and closing conditions.

Also on October 10, 2015, Jones Day delivered a revised draft of the merger agreement to Morgan Lewis. Among other things, the revised draft (a) provided that Parent be required to agree to any divestiture or other remedy to secure any required regulatory approvals so long as such divestiture would not result in a “substantial detriment” to Parent or the Company and their respective subsidiaries or on the benefits Parent expected to obtain as a result of the transaction, (b) provided the Board could change its recommendation in support of the transaction with Parent in connection with a competing proposal for all of the Company if the Board determined (i) the competing proposal was superior, from a financial point view, to the Bridgestone proposal and (ii) that a failure to make such change of recommendation would violate the Board’s fiduciary duties, (c) provided a termination date of four months from signing, after which date either party could terminate the merger agreement and (d) proposed that the termination fee payable by the Company to Parent under certain circumstances, including a termination of the merger agreement in order to enter into a superior proposal by a third party, would be $35 million.

On October 11, 2015, representatives of Morgan Lewis and Party A’s outside legal counsel discussed certain issues relating to the merger agreement, including issues surrounding the approval of Party A’s shareholders (which, under Party A’s proposal, would be a condition to closing), certain voting agreements from the parties’ shareholders, antitrust provisions, termination rights and closing conditions.

On October 12, 2015, the Company received final proposals from Party A, Bridgestone and Party F. Party A’s proposal reflected an all-stock transaction with a fixed exchange ratio, which based on Party A’s closing stock price on October 9, 2015 (the last full trading day), yielded an implied value per Share of $14.74. Bridgestone’s proposal provided for an all-cash tender offer transaction by Parent at a purchase price per Share of $15.00. Party F’s proposal contemplated an all-cash one-step merger transaction at a purchase price per Share of $15.00. Party F’s proposal also included draft commitment letters with respect to its contemplated debt and equity financing package, reflecting that the availability of the debt financing would be conditioned on Party F consummating a transaction with Party B with respect to the Company’s retail assets, simultaneously with Party F’s acquisition of the Company. The absence of this conditionality from Party F’s non-binding indication of interest of August 18, 2015, and revised non-binding indication of interest as of September 10, 2015 was the basis for the Company’s permission granted on August 19, 2015 to allow Party F to participate and then continue to participate in its strategic alternatives review process. Party F indicated that they would need at least two weeks to reach agreement with Party B regarding the terms of a sale of the retail assets and to finalize debt commitments.

Also on October 12, 2015, the Company, together with Morgan Lewis, notified Icahn of the range of proposal values received as a result of its strategic alternative review process in accordance with the Company’s obligations under its non-disclosure and standstill agreement with Icahn, which commenced the one-day period during which Icahn could submit an amended proposal pursuant to the terms of such agreement. Icahn did not submit an amended proposal following its receipt of such notice.

On October 14, 2015, the Board held a telephonic meeting, attended by representatives of Morgan Lewis and Rothschild. At the meeting, representatives of Morgan Lewis provided an overview of the Board’s fiduciary duties in connection with its consideration of a transaction, as well as an overview of the material terms of the draft merger agreements and the material differences between the bid drafts. The Board directed the Deal Team, Rothschild and Morgan Lewis to continue their discussions with Party A, Bridgestone and Party F in an effort to improve the terms and conditions of each party’s final offer. A representative of Rothschild also reviewed Rothschild’s preliminary financial analysis of the Company. The Board also discussed and approved a waiver related to Icahn’s and Bridgestone’s respective non disclosure and standstill agreements to enable those parties to consider a back-to-back transaction agreement under which Icahn would agree to sell Parent the Company’s service business if Icahn were selected as the winning bidder by the Company, and Parent would agree to sell Icahn the Company’s retail business if Parent were selected as the winning bidder by the Company.

Later on October 14, 2015, following the telephonic Board meeting, Rothschild, acting at the direction of the Deal Team, contacted the financial advisor to Party A and advised them that they should consider improving their final offer by (a) improving the exchange ratio and implied value of its offer, (b) considering a fixed value structure subject to a collar that adjusted the number of Party A shares to be received after a certain percentage increase or decline in the price of Party A stock above or below, respectively, an agreed upon reference price and (c) substituting cash for stock to a level sufficient to remove the need for Party A to obtain shareholder approval to issue the shares in the transaction.

Later on October 14, 2015, Rothschild, acting at the direction of the Deal Team, had a conference call with J.P. Morgan to discuss Bridgestone’s progress in finalizing the outstanding terms of its offer and urged J.P. Morgan to encourage Bridgestone to improve its offer of $15.00 per Share, the certainty of its offer with respect to certain provisions of the merger agreement and to finalize its offer as soon as possible.

Also on October 14, 2015, the Company received a revised draft of the merger agreement from Icahn. The revised draft of the merger agreement imposed various constraints on the Board’s ability to negotiate and effect an alternative transaction with a bidder making a competing proposal, contemplated a broader set of scenarios in which a termination fee would be payable than was provided for in the Company’s original draft and contemplated that the out-of-pocket expenses of the parties incurred in connection with the transaction be reimbursed in certain circumstances.

On October 15, 2015, Morgan Lewis delivered a revised draft of the merger agreement to Party A’s outside legal counsel. The revised draft restored certain positions of the Company with respect to its representations, warranties and covenants, its ability to negotiate and effect an alternative transaction with a bidder making a competing proposal and termination rights. The revised draft reflected discussions between the parties to the effect that Party A would agree to contest an antitrust challenge so long as such actions would not result in the one-year loss of net sales revenues (as measured by net 2014 sales revenue) in excess of a certain amount, and also contemplated termination fees payable to the Company in certain circumstances. The revised draft also limited the ability of Party A to negotiate and effect an alternative transaction that would require Party A to avoid consummating a transaction with the Company.

On October 15, 2015, the financial advisor to Party A contacted Rothschild and indicated that Party A would not be prepared to add cash to the transaction and that its offer was contingent on Party A’s ability to obtain shareholder approval for the transaction. The financial advisor further advised that Party A was willing however to consider a fixed value collar mechanism.

On October 16, 2015, the Company and Party F discussed Party F’s proposed partnership with Party B, and the conditionality with respect to Party F’s proposal. After discussing potential conditions on Party B’s participation in such an acquisition, the parties could not reach an agreement and negotiations with Party F were discontinued.

Also on October 16, 2015, Morgan Lewis delivered a revised draft of the merger agreement to Jones Day. The revised draft (a) included a requirement that Parent use its reasonable best efforts to overcome any regulatory objections, including, if necessary, to divest assets that would result in a one-year loss of net sales revenue of up to a to-be-agreed amount, (b) provided that the Board could change its recommendation in support of the transaction in connection with a competing proposal for a majority of the Company that the Board determined was superior (provided that not to do so would be inconsistent with the Board’s fiduciary duties) and (c) provided for a reverse termination fee that would be payable by Parent to the Company in the event of termination of the merger agreement due to a failure to obtain necessary regulatory approvals. The draft also reflected that the Company had yet to agree to the termination date or the size of the termination fee.

On October 17, 2015, members of the Deal Team, Rothschild and Morgan Lewis held a telephonic conference call to discuss, among other things, the progress of the parties in finalizing their proposals, the proposed due diligence the Company and its advisors would begin on Party A and the range of options available to Party A to provide more certainty to the value of their final offer by providing a fixed value collar mechanism. Later on October 17, 2015, Rothschild, acting at the direction of the Deal Team, contacted the financial advisor to Party A and urged it to (a) improve its exchange ratio and (b) consider a collar mechanism to provide greater certainty to the value of its offer.

Also on October 17, 2015, representatives of Morgan Lewis and Jones Day discussed certain outstanding issues relating to the merger agreement, including the reverse termination fee, the no-shop and fiduciary out provisions and certain of the Company’s representations, warranties and covenants. Representatives of Jones Day and Morgan Lewis also discussed the provisions in the merger agreement relating to the efforts to be undertaken with respect to obtaining all required regulatory approvals. The representatives of Jones Day informed the representatives of Morgan Lewis that Bridgestone would be willing to consider an appropriate monetary threshold as proposed in the Company’s last draft.

On October 19, 2015, Jones Day delivered a revised draft of the merger agreement to Morgan Lewis. Among other changes, the revised draft (a) provided that Parent would be required to agree to any divestiture or other remedy to secure any required regulatory approvals so long as such divestiture would not result in a loss of net sales revenue of the combined parties in excess of $50 million, (b) provided the Board could change its recommendation in connection with a competing proposal for all of the Company if the Board determined (i) the competing proposal was superior, from a financial point view, to the Bridgestone proposal and (ii) that a failure to make such change of recommendation would violate the Board’s fiduciary duties, (c) provided a termination date of four months from signing, after which date either party could terminate the merger agreement, (d) eliminated the concept of a reverse termination fee that would be payable by Parent to the Company in the absence of regulatory approval for the transaction and (e) proposed that the termination fee payable by the Company to Parent under certain circumstances would be $35 million. The draft reflected Bridgestone’s acceptance of the Company’ proposal that the Board could change its recommendation in favor of a transaction with Bridgestone if the failure to do so would be inconsistent with its fiduciary duties.

Also on October 19, 2015, the financial advisor to Party A delivered to Rothschild a proposal under which Party A would issue shares of its stock for each Share at a fixed value per Share of $14.75 subject to a collar. The collar would provide for fixed exchange ratios if the trailing 15 trading day volume weighted average closing price of Party A’s common stock, as of the third trading day prior to the first of the shareholder meetings to be held by the Company or Party A to approve the transaction, was equal to or greater than or less than certain reference prices. That same day, Party A’s outside legal counsel delivered a revised draft of the merger agreement to Morgan Lewis, which restored certain of Party A’s positions on the no-shop and fiduciary out provisions, termination rights and certain of the Company’s covenants, but reserved comment on the Company’s representations and warranties and the antitrust provisions. The revised draft also proposed a bifurcated termination fee in which the Company would pay a lower fee in the event the agreement was terminated as a result of the Company’s shareholder approval not being obtained.

On October 20, 2015, representatives of the Company, Rothschild and Morgan Lewis met with representatives of Party A and its legal and financial advisors to discuss and perform financial and other due diligence in connection with Party A’s all-stock proposal. The Company and its representatives again raised the issues surrounding the approval of Party A’s shareholders, and the possibility of Party A restructuring the transaction so as to eliminate the approval of Party A’s shareholders as a condition to closing, including by pursuing a cash-and-stock mix as consideration to limit the number of Party A shares issuable in the transaction. Party A’s representatives confirmed that Party A was unwilling to pursue such a restructuring. At the meeting, the Deal Team and representatives of Morgan Lewis discussed the draft merger agreement with Party A’s general counsel and representatives of Party A’s outside legal counsel. Among the issues discussed were the treatment of Company equity awards, certain of the Company’s representations, warranties and covenants, the no-shop and fiduciary out provisions and termination rights. Following the meeting, Party A’s outside legal counsel delivered a revised draft of the merger agreement to Morgan Lewis reflecting Party A’s responsive positions to the discussions held during the meeting.

On October 21, 2015, at the direction of the Deal Team, Rothschild contacted J.P. Morgan and Party A’s financial advisor to communicate that best and final proposals would be due no later than October 23, 2015. That afternoon, the Deal Team and representatives of Morgan Lewis held a telephonic meeting with representatives of Bridgestone and Jones Day to discuss issues relating to the draft merger agreement, including certain of the Company’s representations, warranties and covenants, the no-shop and fiduciary out provisions and termination rights and fees. That evening, the Company also sent a revised draft of the merger agreement to Icahn, restoring certain of the Company’s positions.

On October 22, 2015, after the Company informed Icahn that best and final proposals would be due no later than October 23, 2015, Icahn informed the Company that it would not be submitting a proposal for a potential acquisition of the Company and that Icahn was not pursuing any back-to-back transaction with Bridgestone.

Also on October 22, 2015, Morgan Lewis delivered a revised draft of the merger agreement to Party A’s outside legal counsel, which included a bifurcated termination fee payable to the Company equal to 3% of Party A’s equity value generally or 6% of the Company’s equity value in the event that antitrust approval was not received or in the event the agreement was terminated as a result of Party A’s shareholder approval not being obtained. The revised draft also reflected the Company’s proposal (a) for a termination fee payable to Party A equal to 3% of the Company’s equity value and (b) that there be no fee payable in the event the Company’s shareholder approval was not obtained. The revised draft contemplated that Party A would take all actions with respect to contesting an antitrust challenge if such actions would not result in the one-year loss of net service business sales revenues in excess of $100 million and also reflected the Company’s proposal that the outside date for completing the transaction be 12 months from the date of the agreement.

On October 23, 2015, Party F contacted representatives of Rothschild regarding Party F’s continued interest in pursuing a transaction with the Company. Party F’s proposal still included a debt financing package that remained conditioned on reaching an agreement with Party B with respect to the Company’s retail assets.

Also in the early evening on October 23, 2015, representatives of Rothschild and Party A’s financial advisor held a meeting to discuss a revised price proposal for Party A’s proposal and certain outstanding issues relating to the potential transaction and the merger agreement, including voting agreements, the amount of the net sales revenue threshold in the antitrust covenant governing Party A’s obligations to take actions contesting an antitrust challenge, termination fee amounts and board representation. At the meeting, representatives of Party A’s financial advisor delivered a revised price proposal that increased the fixed value per Share to $15.00, subject to a collar. As with its previous proposal, the collar provided for fixed exchange ratios based on the trailing 15 trading day volume weighted average closing price of Party A’s common stock, as of the third trading day prior to the first of the shareholder meetings to be held by the Company or Party A to approve the transaction as compared to certain reference prices at the high end and low end of the collar range. Based on the closing price of Party A’s common stock on October 23, 2015 (the last full trading day), which price was greater than the reference price at the high end of the collar range, the stock consideration issuable under Party A’s proposal would have yielded an implied value per Share of $15.56 without applying the trailing 15 trading day volume weighted average closing price.

Also that evening, Party A’s outside legal counsel delivered a revised draft of the merger agreement to Morgan Lewis, reflecting Party A’s proposal that (a) the outside termination date be nine months from the date of signing with the option to extend an additional 90 days in the event all conditions other than the condition relating to the HSR Act waiting period have been satisfied, (b) there be a $10 million termination fee payable to Party A in the event the Company’s shareholder approval was not obtained, (c) the termination fee payable to Party A in other circumstances be equal to 3.5% of the Company’s equity value and (d) there be a $20 million termination fee payable to the Company in the event Party A’s shareholder approval was not obtained.

Also on October 23, 2015, Bridgestone delivered in writing Bridgestone’s final offer to acquire all outstanding Shares for $15.00 per Share together with a revised draft of the merger agreement to the Company reflecting certain discussions of the parties held up to such date. The revised draft provided that (a) Parent would be required to agree to any divestiture or other remedy to secure any required regulatory approvals so long as such divestiture would not result in a loss of net sales revenue of the combined parties in excess of $75 million and (b) the termination date under the agreement would be four months following the execution date of the agreement, subject to a three-month extension in the event that, after the initial four months, the only conditions to the closing that remained unsatisfied were those relating to regulatory approvals.

On the morning of October 24, 2015, the Deal Team and representatives of Rothschild and Morgan Lewis held a telephonic meeting to discuss Party A’s and Bridgestone’s respective proposals and the outstanding issues remaining under their respective merger agreements.

Following that meeting, on October 24, 2015, the Board convened a telephonic meeting at which representatives from Morgan Lewis and Rothschild were present. A representative of Rothschild reviewed with the Board Rothschild’s preliminary financial analyses of the latest proposals by Party A and Bridgestone. Representatives of Morgan Lewis reviewed with the Board its fiduciary duties under applicable law with respect to the consideration of the proposed transactions, the material terms and conditions of each merger agreement and the proposed transactions, including the process for the Company to respond to any unsolicited acquisition proposals and superior proposals as well as the amount of the termination fees and the circumstances under which such fees would be payable under each proposal. The Board then engaged in extended discussions regarding each proposed transaction, including, among other things, (a) the certainty of the value of Bridgestone’s $15.00 all cash offer, as compared to the lack of certainty of the value in Party A’s offer due to the potential volatility of Party A’s stock price during the period prior to closing and the lack of absolute down-side protection under the proposed collar, and (b) the certainty of the consummation of each transaction taking into account the required antitrust approval under the terms of each proposal and the conditions with respect to the closing of the tender offer and the closing of the transaction, as applicable, including the enhanced certainty of closure under Bridgestone’s offer, without a requirement of shareholder approval with respect to either party, as compared to the conditionality of closure under Party A’s proposal due to the required approval of Party A’s shareholders in the addition to the Company’s shareholders. Upon concluding these deliberations, and after consideration of the proposed terms of the draft merger agreements, the discussions with management and its legal and financial advisors, the Board authorized the Deal Team and the Company’s advisors to continue to negotiate with Bridgestone and Party A and their respective advisors to seek an increase in the consideration offered by each party and improved terms in the respective merger agreements. The Board also directed the Deal Team and the Company’s advisors to communicate to Bridgestone and Party A the desire to finalize and announce a transaction on October 26, 2015.

During the afternoon and evening of October 24, 2015, at the direction of the Deal Team and in accordance with the Board’s instructions, representatives of Rothschild continued to engage in negotiations with representatives of J.P. Morgan and Party A’s financial advisor to attempt to increase the price per Share payable in connection with their respective proposals. In addition, the Rothschild representatives raised two issues with respect to Bridgestone’s draft merger agreement and requested that Bridgestone revise the draft merger agreement to provide that (a) the revenue threshold beyond which Parent would not be required to divest assets in order to obtain antitrust approval only apply to revenue relating to the services business, rather than all types of revenue, and (b) the termination date under the merger agreement be automatically extended by five months rather than three months if, at the initial termination date, the conditions relating to antitrust approvals were the only conditions that remained unsatisfied at such time.

In addition, representatives of Morgan Lewis discussed terms of the draft merger agreements with Jones Day and Party A’s outside legal counsel. That evening, Morgan Lewis delivered a revised draft of the merger agreement to Jones Day, reflecting the discussions held that day.

Later in the evening on October 24, 2015, J.P. Morgan advised Rothschild that Bridgestone would not increase its proposed purchase price per Share of $15.00 and that $15.00 per Share was Bridgestone’s best and final offer. In addition, representatives of Bridgestone telephoned Mr. Sider to inform him that while Bridgestone would not increase its offer price, Bridgestone was willing to accommodate the Company’s other two requests. Shortly thereafter, Jones Day provided a revised draft of the merger agreement to Morgan Lewis that confirmed

Bridgestone’s agreement to the requested changes to the merger agreement, other than the increase in the offer price.

Party A’s financial advisor contacted Rothschild that evening and proposed reducing the reference price at the top end of the collar such that the amount of consideration payable per Share would begin to increase pursuant to the agreed upon exchange ratio sooner than would otherwise be the case if such reference price remained the same. The fixed exchange ratios in effect beyond the proposed collar would still be determined using the trailing 15 trading day volume weighted average closing price of Party A’s common stock, as of the third trading day prior to the first of the shareholder meetings to be held by the Company or Party A to approve the transaction. Based on the closing price of Party A’s common stock on October 23, 2015 (the last full trading day), which price was greater than the reference price at the high end of the collar range, the stock consideration issuable under Party A’s proposal would have yielded an implied value per Share of $15.78 without applying the trailing 15 trading day volume weighted average closing price.

On the morning of October 25, 2015, Party A’s outside legal counsel delivered a revised draft of the merger agreement to Morgan Lewis, reflecting the resolution of certain outstanding issues as discussed between the parties on October 24, 2015. Party A’s outside legal counsel also delivered proposed forms of voting agreements between the Company and certain of Party A’s shareholders and between Party A and certain of the Company’s shareholders.

Later in the morning of October 25, 2015, the Deal Team and representatives of Rothschild and Morgan Lewis held a telephonic meeting to discuss Party A’s and Bridgestone’s respective proposals and the outstanding issues remaining under their respective merger agreements.

The Board then held a telephonic meeting at which the Deal Team and representatives of Rothschild and Morgan Lewis provided an update to the Board on the two proposals and developments since the Board’s October 24 meeting. The Board again engaged in deliberations regarding each proposed transaction and directed the Deal Team and the Company’s advisors to continue to engage with Bridgestone and Party A and their respective advisors to obtain the best possible terms. The Board agreed to reconvene that evening to deliberate on the proposals and take into account any further developments.

During the afternoon and evening of October 25, 2015, representatives of Rothschild, acting at the direction of the Deal Team, continued to engage in negotiations with representatives of Party A’s financial advisor to attempt to increase the value being delivered to Company shareholders in connection with Party A’s proposal. The financial advisor to Party A reiterated that Party A’s proposal from the evening of October 24, 2015 was Party A’s best and final offer. Representatives of Morgan Lewis negotiated further with Party A’s outside legal counsel on the terms of the draft merger agreement with Party A and the forms of voting agreements.

In the evening on October 25, 2015 (the morning of October 26, 2015, Tokyo, Japan time), the board of directors of Bridgestone Corporation reviewed the terms of and approved the Original Merger Agreement and the transactions contemplated thereby.

On the evening of October 25, 2015, the Board convened a special meeting at which representatives from Morgan Lewis and Rothschild were present. The Deal Team and the Company’s advisors reviewed the developments of the prior two days and summarized the material terms of Bridgestone’s and Party A’s final offers. Representatives of Morgan Lewis provided to the Board an overview of their duties as directors under applicable law with respect to the consideration of the proposed transactions. The Board then engaged in deliberations regarding each proposed transaction. Following these deliberations, the Board elected to pursue the transaction proposed by Bridgestone and requested that Rothschild render to the Board its opinion with respect to Bridgestone’s offer. A representative of Rothschild reviewed Rothschild’s financial analysis of the proposed transaction with Parent and then Rothschild rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated October 25, 2015, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the Offer Price or Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any subsidiary of the Company or any shareholder of the Company who duly exercises dissenters’ rights under Pennsylvania law) in the Offer and the Merger pursuant to the Original Merger Agreement was fair, from a financial point of view, to such holders (the full text of the written opinion of Rothschild, dated as of October 25, 2015, is attached as Annex B to this Statement and is incorporated by reference in this Statement in its entirety). See also “—Opinion of the Company’s Financial Advisor” below. The Board then engaged in further deliberations regarding the proposed transaction with Bridgestone. Upon concluding these deliberations, and after consideration of the proposed terms of the merger agreement with Parent, discussions with management and its legal and financial advisors and the factors described under “Reasons for Recommendation of the Board” below, the Board unanimously adopted resolutions that (a) determined that the Offer, the Merger and the other transactions contemplated by the Original Merger Agreement were fair to and in the best interests of the Company and its shareholders, (b) approved the Offer, the Merger and the other transactions contemplated by the Original Merger Agreement and adopted the Original Merger Agreement and (c) recommended that the shareholders of the Company accept the Offer under the Original Merger Agreement and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Original Merger Agreement. The Board unanimously authorized Mr. Sider to execute and deliver the Original Merger Agreement to Parent.

Throughout the evening of October 25, 2015, the Deal Team, Morgan Lewis, Parent and Jones Day finalized the Original Merger Agreement for execution and finalized other documents related to the Original Merger Agreement. The parties to the Original Merger Agreement executed the Original Merger Agreement early in the morning of October 26, 2015, and a press release announcing the execution of the Original Merger Agreement was issued in the morning of October 26, 2015.

On November 13, 2015, the Company and Bridgestone Corporation each filed a premerger notification and report form with the FTC and the DOJ.

On November 16, 2015, Purchaser commenced the Offer.

On November 23, 2015, the Company was informed that the FTC has granted early termination of the waiting period under the HSR Act with respect to the Transactions. As a result, the applicable condition to the Offer with respect to the HSR Act has been satisfied.

On December 4, 2015, Mr. Icahn, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc. and Beckton Corp., which we refer to collectively as the Reporting Persons, filed a Schedule 13D with the SEC disclosing their beneficial ownership of 6,558,083 shares of Common Stock, representing 12.12% of the outstanding Common Stock. Item 4 of the Schedule 13D contained the following:

“The Reporting Persons believe that the Issuer’s retail automotive parts segment presents an excellent synergistic acquisition opportunity for Auto Plus, a leading automotive aftermarket company wholly owned by Icahn Enterprises. To that end, representatives of the Reporting Persons have had, and intend to continue to have, discussions with the Issuer and various parties that participated in the Issuer’s strategic alternatives review process regarding potential transactions involving the Issuer’s retail segment. The Reporting Persons reserve the right to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.”

Also on December 4, 2015, the Company received notice that Icahn Capital LP had filed a notification under the HSR Act related to Icahn’s “good faith intention”, dependent upon various factors including market conditions, to acquire in excess of 50% of the Company’s outstanding voting securities.

On December 6, 2015, the Board held a telephonic meeting, attended by representatives of Rothschild and Morgan Lewis, during which representatives of the Deal Team, Rothschild and Morgan Lewis reviewed with the Board the notices received from Icahn on December 4, 2015. Following discussion and a review of a draft press release provided to the Board, the Board directed that the Company issue a press release addressing the Icahn notice on December 7, 2015.

On December 7, 2015, the Company issued a press release discussing Icahn’s HSR Act and Schedule 13D filings and Icahn’s participation in the Company’s strategic alternatives review process. The December 7, 2015 press release is attached to this Statement as Exhibit (a)(5)(xviii) and is incorporated herein by reference.

On December 7, 2015, the Company received a letter from Icahn Enterprises L.P., which we refer to as Icahn Enterprises, signed by Keith Cozza, Chief Executive Officer, and the Reporting Persons filed an amendment to its Schedule 13D with the SEC which attached the December 7, 2015 letter as an exhibit. The letter stated the following, among other things:

“I am writing on behalf of the Board of Directors of Icahn Enterprises L.P. to make a proposal for a negotiated transaction whereby Icahn Enterprises would acquire all of the outstanding shares of common stock of The Pep Boys – Manny, Moe & Jack for $15.50 per share in cash.

This proposal is NOT subject to any due diligence, financing or antitrust conditions and we are prepared to enter immediately into the exact same merger agreement that Pep Boys executed with Bridgestone Retail Operations, LLC. In addition, we will enter into any reasonable further agreements that you may require in order to provide greater certainty of closing.

We believe our proposal is clearly superior to the $15.00 per share Bridgestone transaction and that our financial wherewithal to close expeditiously is indisputable.

We are prepared to meet with you immediately to negotiate and document this transaction. We look forward to a prompt and favorable reply.”

Later on December 7, 2015, the Board held a telephonic meeting, attended by representatives of Rothschild and Morgan Lewis, during which representatives of the Deal Team, Rothschild and Morgan Lewis reviewed with the Board the proposal disclosed in the December 7, 2015 letter from Icahn Enterprises, which we refer to as the December 7 Icahn Proposal. The Board agreed to reconvene that evening to deliberate on the December 7 Icahn Proposal.

On the evening of December 7, 2015, the Board held a telephonic meeting at which representatives from Morgan Lewis and Rothschild were present. The Deal Team and the Company’s advisors reviewed with the Board a comparison of the December 7 Icahn Proposal to the current terms of the Bridgestone transaction under the Original Merger Agreement.  Following discussion, the Board determined that the December 7 Icahn Proposal would reasonably be expected to result in a Superior Proposal (as defined in the Original Merger Agreement). The Board directed that the Company issue a press release on December 8, 2015 announcing the Board’s determination and that the Deal Team deliver notice to Bridgestone of the Company’s intent to engage in negotiations with Icahn.

On December 8, 2015, the Company issued a press release announcing the Board’s determination that the December 7 Icahn Proposal would reasonably be expected to result in a Superior Proposal. The December 8, 2015 press release is attached to this Statement as Exhibit (a)(5)(xix) and is incorporated herein by reference. In accordance with the Original Merger Agreement, on December 8, 2015, prior to the issuance of the press release, the Company informed Parent and Bridgestone Americas of the Board’s determination and of the Company’s intent to furnish information to or enter into discussions with Icahn Enterprises in accordance with the Original Merger Agreement.

On December 8, 2015, the Company entered into a confidentiality and non-disclosure agreement with Icahn Enterprises in accordance with the provisions set forth in the Original Merger Agreement.

Also on December 8, 2015, the Company received a proposed definitive agreement and plan of merger from representatives of Icahn Enterprises relating to the December 7 Icahn Proposal, which, together with the December 7 Icahn Proposal, we refer to as the December 8 Icahn Definitive Proposal. The definitive agreement provided to the Company in the December 8 Icahn Definitive Proposal reflected that the closing of the tender offer contemplated thereby would not be subject to any due diligence or financing condition, and contained a “hell or high water” anti-trust covenant, pursuant to which the buyer parties would be required to agree to any divestiture or other remedy to secure any required regulatory approvals.

On the evening of December 8, 2015, the Board held a telephonic meeting, attended by representatives of Rothschild and Morgan Lewis. Following a summary of developments relating to the December 8 Icahn Definitive Proposal from representatives of the Deal Team, Rothschild and Morgan Lewis, the Board engaged in discussions regarding such proposal, including, among other things, (a) the increased value reflected by the December 8 Icahn Definitive Proposal of $15.50 per Share, as compared to Bridgestone’s $15.00 per Share value under the Original Merger Agreement, and (b) the certainty of the consummation of the transaction contemplated by the December 8 Icahn Definitive Proposal, taking into account the required antitrust approval under the terms of such proposal and the “hell or high water” covenant, as compared to the fact the parties had already received antitrust approval for the transaction with Bridgestone). Following discussion, the Board determined that the December 8 Icahn Definitive Proposal constituted a Superior Proposal and, accordingly, the Board directed that the Company deliver to Bridgestone a notice of the Board’s determination and intention to, at or after 5:00 p.m., New York City time, on Friday, December 11, 2015, effect a Change of Recommendation (as defined in the Original Merger Agreement) in response to the December 8 Icahn Definitive Proposal and terminate the Original Merger Agreement to enter into a definitive agreement with respect to the December 8 Icahn Definitive Proposal. Following the meeting, on December 8, 2015, the Company delivered the notice to Bridgestone.

On December 9, 2015, the Company issued a press release announcing the Board’s determination and intention to, at or after 5:00 p.m., New York City time, on Friday, December 11, 2015, effect a Change of Recommendation in response to the December 8 Icahn Definitive Proposal and terminate the Original Merger Agreement to enter into a definitive agreement with respect to the December 8 Icahn Definitive Proposal. Until such time, Parent has the right to make proposals to the Company. A copy of the December 9, 2015 press release is attached to this Statement as Exhibit (a)(5)(xx) and is incorporated herein by reference.

On December 11, 2015, at 4:00 p.m., New York time, Jones Day, on behalf of Bridgestone, delivered to the Company and Morgan Lewis a signed copy of the First Amendment to the Original Merger Agreement, which we refer to as the December 11 Bridgestone Proposal, that would, among other things, increase the Offer Price from $15.00 to $15.50 per Share and require the Company to terminate any discussions or negotiations with Icahn Enterprises and its representatives regarding the December 8 Icahn Definitive Proposal.

On December 11, 2015, the Board convened a telephonic meeting at which representatives from Morgan Lewis and Rothschild were present. Representatives of Morgan Lewis reviewed with the Board its fiduciary duties under applicable law with respect to the consideration of each proposal. The Board discussed with the Deal Team, Morgan Lewis and Rothschild the December 11 Bridgestone Proposal and the December 8 Icahn Definitive Proposal, including the offer price under each proposal and the process for the Company to respond to any unsolicited acquisition proposals and superior proposals. Following deliberations by the Board, the Board determined that the December 8 Icahn Definitive Proposal no longer constituted a Superior Proposal, elected to pursue the December 11 Bridgestone Proposal and requested that Rothschild render to the Board its opinion with respect to the December 11 Bridgestone Proposal. A representative of Rothschild reviewed Rothschild’s financial analysis of the December 11 Bridgestone Proposal and then Rothschild rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated December 11, 2015, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the Offer Price or Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any subsidiary of the Company or any shareholder of the Company who duly exercises dissenters’ rights under Pennsylvania law) in the Offer and the Merger pursuant to the Original Merger Agreement, as amended by the First Amendment, was fair, from a financial point of view, to such holders (the full text of the written opinion of Rothschild, dated as of December 11, 2015, is attached as Annex C to this Statement and is incorporated by reference in this Statement in its entirety). See also “—Opinion of the Company’s Financial Advisor” below. After further deliberations on the First Amendment, the Board unanimously adopted resolutions that (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted the First Amendment and the Original Merger Agreement, as amended by the First Amendment, and (c) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Original Merger Agreement, as amended by the First Amendment. The Board unanimously authorized Mr. Sider to execute and deliver the First Amendment to Bridgestone.

The parties to the First Amendment executed the First Amendment during the evening of December 11, 2015, and a press release announcing the execution of the First Amendment was issued shortly thereafter. A copy of the press release is attached to this Statement as Exhibit (a)(5)(xxi) and is incorporated herein by reference.

On the evening of December 18, 2015, the Company received a letter from Icahn Enterprises, signed by Keith Cozza, Chief Executive Officer, enclosing a proposed definitive agreement and plan of merger, which refer to collectively as the December 18 Icahn Proposal. The letter stated, among other things:

“I am writing on behalf of the Board of Directors of Icahn Enterprises L.P. to make a proposal for a negotiated transaction whereby Icahn Enterprises would acquire all of the outstanding shares of common stock of The Pep Boys – Manny, Moe & Jack for $16.50 per share in cash.

This proposal is NOT subject to any due diligence, financing or antitrust conditions and we are prepared to enter immediately into the same merger agreement that we confirmed to be in final form at approximately 10:48 p.m., New York City time, on December 8, 2015, with only those limited modifications noted in the enclosed blackline.

We are prepared to meet with you immediately to negotiate and document this transaction. However, this is not an open-ended proposal. Due to the simplicity and unequivocal superiority of our proposal, we fully expect that, prior to midnight, New York City time on December 20, 2015: (i) your board will meet and determine that our proposal constitutes a Superior Proposal (as defined in Pep Boys’ merger agreement with Bridgestone Retail Operations, LLC); and (ii) you will deliver notice to Bridgestone of the board’s determination and intention to, at 5:00 p.m., New York City time, on December 23, 2015, effect a Change of Recommendation (as defined in the Bridgestone merger agreement) and terminate the Bridgestone merger agreement to enter into a definitive agreement with us. Therefore, unless Pep Boys accepts our proposal by executing a merger agreement with us in the form enclosed herewith at or prior to 8:00 p.m., New York City time, on December 23, 2015, this proposal will expire and have no further force or effect and may not thereafter be accepted by Pep Boys.

We look forward to a prompt and favorable reply.”

On December 19, 2015, at a telephonic meeting of the Board and following discussion with representatives of Rothschild and Morgan Lewis, the Board determined that the December 18 Icahn Proposal would reasonably be expected to result in a Superior Proposal. At the direction of the Board, in accordance with the Original Merger Agreement, as amended by the First Amendment, which we refer to as the Amended Merger Agreement, following the meeting the Deal Team notified Bridgestone of the December 18 Icahn Proposal and informed Bridgestone of the Board’s determination and of the Company’s intent to furnish information to or enter into discussions with Icahn Enterprises in accordance with the Amended Merger Agreement.

On December 20, 2015, the Deal Team and representatives of Morgan Lewis engaged in discussions with representatives of Icahn Enterprises relating to certain terms of the December 18 Icahn Proposal, including the termination fee that would be payable by the Company in certain circumstances under the proposed merger agreement. On December 20, 2015, the Company received a revised form of agreement and plan of merger from representatives of Icahn Enterprises relating to the December 18 Icahn Proposal, which, together with the December 18 Icahn Proposal, we refer to as the December 20 Icahn Definitive Proposal.

On the evening of December 20, 2015, the Board held a telephonic meeting, attended by representatives of Rothschild and Morgan Lewis. Following a summary of developments relating to the December 20 Icahn Definitive Proposal from representatives of the Deal Team, Rothschild and Morgan Lewis, the Board engaged in discussions regarding such proposal, including, among other things, (a) the increased value reflected by the December 20 Icahn Definitive Proposal of $16.50 per Share, as compared to Bridgestone’s $15.50 per Share value under the Amended Merger Agreement, and (b) the reimbursement to Icahn Enterprises, in certain circumstances, of its payment on behalf of the Company of the $35 million termination fee payable to Bridgestone in connection with a termination of the Amended Merger Agreement, determined that the December 20 Icahn Definitive Proposal, constituted a Superior Proposal. The Board directed that the Company deliver to Bridgestone a notice of the Board’s determination and intention to, at or after 5:00 p.m., New York City time, on Wednesday, December 23, 2015, effect a Change of Recommendation in response to the December 20 Icahn Definitive Proposal and terminate the Amended Merger Agreement to enter into a definitive agreement with respect to the December 20 Icahn Definitive Proposal. Following the meeting, on December 20, 2015, the Company delivered the notice to Bridgestone.

On December 21, 2015, the Company issued a press release announcing, among other things, the Board’s December 20, 2015 determination and intention to, at or after 5:00 p.m., New York City time, on Wednesday, December 23, 2015, effect a Change of Recommendation in response to the December 20 Icahn Definitive Proposal and terminate the Amended Merger Agreement to enter into a definitive agreement with respect to the December 20 Icahn Definitive Proposal. A copy of the December 21, 2015 press release is attached to this Statement as Exhibit (a)(5)(xxii) and is incorporated herein by reference.

On December 22, 2015, Jones Day, on behalf of Bridgestone, delivered to the Company and Morgan Lewis a signed copy of a form second amendment to the Amended Merger Agreement, which we refer to as the December 22 Bridgestone Proposal, that would, among other things, (a) increase the Offer Price from $15.50 to $17.00 per Share, (b) increase the amount of the termination fee payable by the Company in certain circumstances under the Original Merger Agreement from $35 million to $55 million, (c) require the parties to extend the Offer as required by applicable law and (d) require the Company to terminate any discussions or negotiations with Icahn Enterprises and its representatives regarding the December 20 Icahn Definitive Proposal.  Following the receipt of the December 22 Bridgestone Proposal, the Deal Team and representatives of Morgan Lewis engaged in discussions with representatives of Bridgestone and Jones Day regarding the December 22 Bridgestone Proposal.

Also on December 22, 2015, Icahn Enterprises delivered to the Company a revision to the December 20 Icahn Definitive Proposal in the form of a revised form agreement and plan of merger, which we refer to as the December 22 Revised Icahn Proposal. Under the December 22 Revised Icahn Proposal, Icahn Enterprises agreed to pay the greater of (a) $16.50 per Share and (b) $0.10 more per Share than any increased bona fide bid for the Company offered by Bridgestone, up to a maximum of $18.10 per Share. The December 22 Revised Icahn Proposal would expire if not executed by the Company by 8:00 p.m., New York City time, on December 24, 2015. Icahn Enterprises also informed the Company that the December 22 Revised Icahn Proposal would not apply in the event that the Company accepts any offer from Bridgestone that would result in Bridgestone being entitled to receive a termination fee that is in excess of the $35 million termination fee set forth in the Original Merger Agreement. Otherwise the December 22 Revised Icahn Proposal left the terms of the December 20 Icahn Definitive Proposal unchanged. The Reporting Persons filed an amendment to their previously filed Schedule 13D with the SEC disclosing the terms of the December 22 Revised Icahn Proposal.

On December 22, 2015, after the Company delivered to Bridgestone a copy of the December 22 Revised Icahn Proposal in accordance with the terms of the Amended Merger Agreement, Jones Day, on behalf of Bridgestone, withdrew the December 22 Bridgestone Proposal.

On December 22, 2015, the Board held a telephonic meeting, attended by representatives of Rothschild and Morgan Lewis, at which members of the Deal Team summarized and discussed with the Board the withdrawn December 22 Bridgestone Proposal and the December 22 Revised Icahn Proposal. Following discussion, the Board determined that the December 20 Icahn Definitive Proposal, as revised by the December 22 Revised Icahn Proposal, continued to constitute a Superior Proposal and directed that the Company deliver to Bridgestone a new notice, in accordance with the terms of the Amended Merger Agreement, of the Board’s determination and intention to, at or after 5:00 p.m., New York City time, on Thursday, December 24, 2015, effect a Change of Recommendation in response to the December 22 Revised Icahn Proposal and terminate the Amended Merger Agreement to enter into a definitive agreement with respect to the December 22 Revised Icahn Proposal. Following the meeting, on December 22, 2015, the Company delivered the notice to Bridgestone.

Overnight on December 22, 2015, Jones Day, on behalf of Bridgestone, resubmitted to the Company the previously withdrawn December 22 Bridgestone Proposal.

On December 23, 2015, the Company issued a press release announcing, among other things, the Board’s December 22, 2015 determination and intention to, at or after 5:00 p.m., New York City time, on Thursday, December 24, 2015, effect a Change of Recommendation in response to the December 22 Revised Icahn Proposal and terminate the Amended Merger Agreement to enter into a definitive agreement with respect to the December 22 Revised Icahn Proposal. A copy of the December 23, 2015 press release is attached to this Statement as Exhibit (a)(5)(xxiii) and is incorporated herein by reference.

On December 23, 2015, the Company was informed that the FTC granted early termination of the waiting period under the HSR Act with respect to Icahn Capital LP’s December 4, 2015 filing.

During the evening of December 23, 2015, the Deal Team and representatives of Morgan Lewis engaged in discussions with representatives of Bridgestone and Jones Day regarding the December 22 Bridgestone Proposal, including the proposed termination fee, in an effort to secure a reduction in the $55 million termination fee amount.

On December 24, 2015, Jones Day, on behalf of Bridgestone, delivered to the Company a revision to the December 22 Bridgestone Proposal in the form of a revised form second amendment to the Amended Merger Agreement, which we refer to as the December 24 Bridgestone Proposal. The December 24 Bridgestone Proposal reflected, among other things, (a) an increase in the Offer Price from $15.50 in cash per Share to $17.00 in cash per Share and (b) a termination fee payable by the Company to Bridgestone under certain circumstances, including a termination in order to enter into a superior proposal by a third party, of $39.5 million as compared to the $55 million termination fee set forth in the December 22 Bridgestone Proposal.

Following the receipt of the December 24 Bridgestone Proposal, on December 24, 2015, the Board convened a telephonic meeting at which representatives from Morgan Lewis and Rothschild were present. Members of the Deal Team summarized the terms of the December 24 Bridgestone Proposal and presented a comparison between such proposal and the December 22 Revised Icahn Proposal. The Board discussed with the Deal Team, Morgan Lewis and Rothschild each of the two proposals, including (a) the offer price under each proposal, (b) the provisions of each proposed merger agreement governing the payment by the Company of a termination fee in certain circumstances, including the $39.5 million termination fee that would be payable under the December 24 Bridgestone Proposal and the effect of the provision for a reimbursement under the December 22 Revised Icahn Proposal to Icahn Enterprises, in certain circumstances, of its payment on behalf of the Company of the $35 million termination fee payable to Bridgestone in connection with a termination of the Original Merger Agreement, and (c) the anticipated timeline to consummate the transactions contemplated under each proposal

(including the extension of the Offer legally required in connection with the December 24 Bridgestone Proposal and the tender offer period under the December 22 Revised Icahn Proposal). Following deliberations by the Board, the Board determined that the December 20 Icahn Definitive Proposal, as revised by the December 22 Revised Icahn Proposal, no longer constituted a Superior Proposal, and the Board elected to pursue the December 24 Bridgestone Proposal and requested that Rothschild render to the Board its opinion with respect to the December 24 Bridgestone Proposal. A representative of Rothschild reviewed Rothschild’s financial analysis of the December 24 Bridgestone Proposal and then Rothschild rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated December 24, 2015, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the Offer Price or Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any subsidiary of the Company or any shareholder of the Company who duly exercises dissenters’ rights under Pennsylvania law) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (the full text of the written opinion of Rothschild, dated as of December 24, 2015, is attached as Annex D to this Statement and is incorporated by reference in this Statement in its entirety). See also “—Opinion of the Company’s Financial Advisor” below. After further deliberations on the Second Amendment, the Board unanimously adopted resolutions that (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted the Second Amendment and the Merger Agreement and (c) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement. The Board unanimously authorized Mr. Sider to execute and deliver the Second Amendment to Bridgestone.

The parties to the Second Amendment executed the Second Amendment during the afternoon of December 24, 2015, and a press release announcing the execution of the Second Amendment was issued shortly thereafter. A copy of the press release is attached to this Statement as Exhibit (a)(5)(xxiv) and is incorporated herein by reference.”

*  *  *

3.                                      Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the first paragraph under the subsection entitled “Reasons for Recommendation of the Board” to read as follows:

“The Board, in evaluating the Transactions and reaching its unanimous decision to (a) determine that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approve the Offer, the Merger and the other Transactions and adopted the Second Amendment and the Merger Agreement and (c) recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement, discussed in detail the advantages and risks of the proposed transaction, including, among other things, whether the Offer Price or Merger Consideration, as applicable, represented an attractive valuation for the Company’s shareholders when considered in light of the Board’s knowledge and understanding of the business, operations, management, financial condition and prospects of the Company.”

*  *  *

4.                                      Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the fifth bullet under the second paragraph under the subsection entitled “Reasons for Recommendation of the Board” to read as follows:

•                  the fact that the $17.00 per Share in cash to be paid as the Offer Price or Merger Consideration, as applicable, represents:

•                  an implied premium of approximately 39.9% premium to the $12.15 per share closing price for the Common Stock on October 23, 2015;

•                  an implied premium of approximately 83.8% to the $9.25 per share closing price for the Common Stock on May 19, 2015 (the closing price on the last full trading day prior to the date that The Wall Street Journal published a news article speculating that a number of potential suitors were exploring a possible acquisition of the Company);

•                  an implied premium of approximately 37.1% to the $12.40 per share volume-weighted average price for the Common Stock for the one-month period up to and including October 23, 2015; and

•                  an implied premium of approximately 31.4% over the 52-week high trading price of $12.94 per share for the Common Stock prior to October 23, 2015.

*  *  *

5.                                      Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the sixth bullet under the second paragraph under the subsection entitled “Reasons for Recommendation of the Board” to read as follows:

•                  the possibility that it could take a considerable period of time before the trading price of the Common Stock would reach and sustain at least the per share Offer Price or Merger Consideration, as applicable, of $17.00, as adjusted for present value;

*  *  *

6.                                      Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the twenty-third bullet under the second paragraph under the subsection entitled “Reasons for Recommendation of the Board” to read as follows:

•                  the terms of the Merger Agreement, including the number and nature of the conditions to complete the Merger, Parent’s undertakings in the Merger Agreement to obtain regulatory approvals, the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $39.5 million, and the Board’s belief that the termination fee was reasonable under the circumstances, would not deter competing offers and was not designed to preclude higher offers from third parties.

*  *  *

7.                                      Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the second bullet under the fourth paragraph under the subsection entitled “Reasons for Recommendation of the Board” to read as follows:

•                  the risks to which the Company will become subject to if the Offer and the Merger are not consummated for any reason, including, among others, the risk that (a) the market price of the Common Stock may decline to the extent that the current market price of the Common Stock reflects a market assumption that the Transactions will be completed and (b) unless the failure to complete the Transactions is a result of fraud or a willful breach by Parent or Purchaser, in specified circumstances, a termination fee of $39.5 million, which is within the customary range of termination fees payable in similar transactions and which is reasonable under the circumstances in the Board’s belief, must be paid by the Company;

*  *  *

8.                                      Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the subsection entitled “Recommendation of the Board” to read as follows:

“Recommendation of the Board

In light of the factors described above, the Board has unanimously (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted the Second Amendment and the Merger Agreement and (c) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement.”

*  *  *

9.                                      Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the subsection entitled “Opinion of Rothschild” to read as follows:

“Opinion of Rothschild

As of November 13, 2014, the Company retained Rothschild as its exclusive financial advisor in connection with its evaluation of possible strategic alternatives, including a possible sale or merger of the Company. The Company selected Rothschild based on its reputation and experience. As part of its investment banking business, Rothschild regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings and other transactions.

On December 24, 2015, at a meeting of the Board held to evaluate the Second Amendment, Rothschild delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 24, 2015, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth in the written opinion, the Offer Price or the Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any of the Company’s subsidiaries or any shareholder of the Company who duly exercises dissenters’ rights under the PBCL) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Rothschild’s written opinion, dated December 24, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Annex D. The Company’s shareholders are urged to read the opinion carefully and in its entirety. The summary of Rothschild’s opinion contained in this Statement is qualified in its entirety by reference to the full text of such opinion.    Rothschild’s opinion was provided for the benefit of the Board, solely in its capacity as such, in connection with and for the purpose of its evaluation of the Transactions. Rothschild’s opinion should not be construed as creating any fiduciary duty on Rothschild’s part to any party. Rothschild’s opinion was limited to the fairness, from a financial point of view, to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any of the Company’s subsidiaries or any shareholder of the Company who duly exercises dissenters’ rights under the PBCL), of the Offer Price or the Merger Consideration, as applicable, payable to such holders in the Offer and the Merger pursuant to the Merger Agreement, and Rothschild was not asked to, nor did it, offer any opinion as to the terms, other than the Offer Price and the Merger Consideration to the extent expressly set forth in its opinion, of the Transactions, the Merger Agreement or any other agreement entered into in connection with the Transactions. Rothschild expressed no opinion as to the price at which Shares would trade at any future time. In addition, Rothschild did not express any opinion as to the underlying decision by the Company to engage in the Transactions or any alternative transaction or as to the relative merits of the Transactions as compared to any alternative transaction, including any alternative transaction that the Board considered and elected not to pursue. Rothschild’s opinion did not constitute a recommendation to the Board as to whether to approve the Transactions or a recommendation as to whether or not any shareholder of the Company should tender its Shares in connection with the Offer or how any Company shareholder should vote or otherwise act with respect to the Merger or any other matter. In addition, Rothschild did not express any opinion with respect to the fairness (financial or otherwise) of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price and the Merger Consideration or otherwise.

In connection with its opinion, Rothschild, among other things:

•                  reviewed the Original Merger Agreement and the First Amendment;

•                  reviewed an execution version of the Second Amendment exchanged between Parent and the Company on December 24, 2015;

•                  reviewed certain publicly available business and financial information that Rothschild deemed to be generally relevant concerning the Company and the industry in which it operates, including certain publicly available research analyst reports and the reported price and historical trading activity for the Common Stock;

•                  compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies Rothschild deemed generally relevant and the consideration received in such transactions;

•                  compared the financial and operating performance of the Company with publicly available information concerning certain other public companies Rothschild deemed generally relevant, including data relating to public market trading levels and implied trading multiples;

•                  reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with Rothschild by the management of the Company, including the Projections as described in Item 4 under the heading “Company Management Projections”; and

•                  performed such other financial studies and analyses and considered such other information as Rothschild deemed appropriate for the purposes of the opinion.

In addition, Rothschild held discussions with certain members of the management of the Company regarding the Transactions, the past and current business operations and financial condition and prospects of the Company, the Projections and certain other matters it believed necessary or appropriate to its inquiry.

In arriving at its opinion, with the Company’s consent, Rothschild relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to it by the Company and its associates, affiliates and advisors, or otherwise reviewed by or for it, and Rothschild did not assume any responsibility or liability therefor. Rothschild did not conduct any valuation or appraisal of any assets or liabilities of the Company (including, without limitation, real property owned by the Company or to which the Company holds a leasehold interest), nor were any such valuations or appraisals provided to Rothschild and Rothschild did not express any opinion as to the value of such assets or liabilities. Rothschild did not evaluate the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, Rothschild did not assume any obligation to conduct any physical inspection of the properties or the facilities of the Company or Parent. At the instruction of the management of the Company, Rothschild used and relied upon the Projections for purposes of its opinion and assumed, at the direction of the Company, that the Projections were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company’s management as to the expected future results of operations and financial condition of the Company. Rothschild did not express any view as to the reasonableness of the Projections and the assumptions on which they are based.

For purposes of rendering its opinion, Rothschild assumed that the Transactions would be consummated as contemplated in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the parties would comply with all material terms of the Merger Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no material delays, limitations, conditions or restrictions would be imposed. Rothschild also assumed that no material change in the assets, financial condition, results of operations, business or prospects of the Company had occurred since the dates of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to Rothschild, and that there was no information or any facts that made any of the information reviewed by Rothschild incomplete or misleading. Rothschild did not express any opinion as to any tax or other consequences that may result from the Offer or the Merger, nor does its opinion address any legal, tax, regulatory or accounting matters. Rothschild relied as to all legal, tax and regulatory matters relevant to rendering its opinion upon the assessments made by the Company and its other advisors with respect to such issues. In arriving at its opinion, Rothschild did not take into account any litigation, regulatory or other proceeding that was pending or may be brought against the Company or any of its affiliates. Rothschild’s opinion was necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they existed and could be evaluated on, and the information made available to Rothschild as of, the date of the opinion and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the information provided to Rothschild and as they were represented to Rothschild in discussions with management of the Company. Although subsequent developments may affect Rothschild’s opinion and the assumptions used in preparing it, Rothschild does not have any obligation to update, revise or reaffirm its opinion.

The following represents a summary of the material financial analyses performed by Rothschild, each of which is a standard valuation methodology customarily undertaken in transactions of this type, in connection with providing its opinion, dated December 24, 2015, to the Board. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Rothschild. The preparation of a fairness opinion is a complex analytical process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Some of the summaries of financial analyses performed by Rothschild include information presented in tabular format. In order to fully understand the financial analyses performed by Rothschild, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Rothschild.

As used in this Statement, (a) “FY2015” refers to the fiscal year ending on January 30, 2016, “FY2016” refers to the fiscal year ending on January 28, 2017, “FY2017” refers to the fiscal year ending on February 3, 2018 and “FY2018” refers to the fiscal year ending on February 2, 2019, (b) all references to “fully diluted” shares and phrases of similar import, when used in relation to the Company, mean the number of fully diluted outstanding Shares (in the case of Company Options, calculated on a treasury method basis) based on the most recently available information as of December 19, 2015 as provided by the management of the Company to Rothschild, (c) the “EV” of a company as of any given time refers to the enterprise value of such company at such time, (d) the “EBITDA” of a company for any given period means the earnings before interest, taxes, depreciation and amortization of such company during such period, (e) the “adjusted EBITDA” and “adjusted net income” of the Company for FY2015, FY2016, FY2017 and FY2018 refer to the estimated EBITDA and net income, respectively, of the Company during the relevant fiscal year as projected by the management of the Company in the Projections as adjusted by the management of the Company for non-recurring items and non-operational items, as described in Item 4 under the heading “Company Management Projections,” (f) the “adjusted LTM EBITDA” of the Company refers to the EBITDA of the Company for the 12-month period ending on October 31, 2015 as adjusted by the management of the Company for certain non-recurring and non-operational items, (g) the “EV/EBITDA multiple” of a company for any given period refers to the EV of such company as a multiple of such company’s EBITDA during such period and (h) the “sales CAGR” of any company for any given period means the compound annual growth rate of sales of such company over such period.

Premia Implied in the Offer and the Merger

Rothschild reviewed and considered the premia implied in the Offer and the Merger by comparing the Offer Price and the Merger Consideration with (a) the closing trading price of the Common Stock on October 23, 2015 (the last full trading day prior to the announcement of entry into the Original Merger Agreement), (b) the closing trading price of the Common Stock on May 19, 2015 (the last full trading day prior to the date that The Wall Street Journal published a news article speculating that a number of potential suitors were exploring a possible acquisition of the Company), (c) the low and high closing prices of the Common Stock during the 52-week period ending on October 23, 2015, (d) the volume-weighted average trading price based on the daily volume and daily closing trading prices, which we refer to as “VWAP,” of the Common Stock over various historical periods ending on October 23, 2015, (e) the Offer Price and Merger Consideration reflected in the Original Merger Agreement, (f) the Offer Price and Merger Consideration reflected in the Amended Merger Agreement and (g) the Offer Price and Merger Consideration reflected in the December 22 Revised Icahn Proposal as set forth in the table below:

	Reference Price	Implied Premium
Closing price as of October 23, 2015	$12.15	39.9%
Closing price as of May 19, 2015	$9.25	83.8%
52-week low as of October 23, 2015	$8.00	112.5%
52-week high as of October 23, 2015	$12.94	31.4%
1-month VWAP as of October 23, 2015	$12.40	37.1%
3-month VWAP as of October 23, 2015	$11.84	43.6%
6-month VWAP as of October 23, 2015	$11.41	49.0%
1-year VWAP as of October 23, 2015	$10.59	60.5%
3-year VWAP as of October 23, 2015	$10.98	54.9%
5-year VWAP as of October 23, 2015	$11.43	48.8%
Offer Price / Merger Consideration in Original Merger Agreement	$15.00	13.3%
Offer Price / Merger Consideration in Amended Merger Agreement	$15.50	9.7%
Offer Price / Merger Consideration in the December 20 Definitive Icahn Proposal	$16.50	3.0%

EBITDA and Net Income Multiples Implied in the Offer and the Merger

Rothschild calculated the EV/EBITDA multiples for the Company implied in the Offer and the Merger using (a) the adjusted LTM EBITDA of the Company and (b) the estimated adjusted EBITDA of the Company for FY2015, FY2016 and FY2017, in each case as projected by the management of the Company in the Projections. Rothschild also calculated the Offer Price and Merger Consideration provided for in the Merger Agreement as a multiple of the estimated adjusted net income of the Company for FY2015, FY2016 and FY2017, in each case as projected by the management of the Company in the Projections. The adjusted EBITDA and adjusted net income multiples implied in the Offer and the Merger based on the Offer Price and the Merger Consideration are set forth in the table below:

	Metric (in millions, rounded to the nearest million)	Implied Multiple
Adjusted LTM EBITDA (as of October 31, 2015)	$74	14.7x
2015E Adjusted EBITDA	$79	13.8x
2016E Adjusted EBITDA	$91	11.9x
2017E Adjusted EBITDA	$109	10.0x
2015E Adjusted Net Income	$6	152.5x
2016E Adjusted Net Income	$17	56.4x
2017E Adjusted Net Income	$27	34.8x

Selected Public Companies Analysis

Rothschild performed a selected public companies analysis in order to derive an implied per share equity reference range for the Company from the market value and trading multiples of other publicly traded companies and then compared this implied per share equity reference range with the Offer Price and the Merger Consideration provided for in the Merger Agreement. Rothschild selected the publicly traded companies that Rothschild deemed most relevant to consider in relation to the Company, based on its professional judgment and experience, because they are public companies with operations that for purposes of this analysis Rothschild considered similar to the operations of one or more of the business lines of the Company. However, given the Company’s unique business mix (having operations in both the automotive aftermarket service business and as a specialty automotive aftermarket retailer), none of the publicly traded companies listed below are directly comparable to the Company: the core automotive aftermarket companies operate either as an automotive aftermarket retailer or as a standalone automotive service business and none of these companies have business operations in both markets; and the companies that comprise the specialty retailers are focused on end markets other than the automotive aftermarket. The publicly traded companies selected by Rothschild for purposes of this analysis included the following companies (the “Selected Public Companies”):

Core Automotive Aftermarket Companies

• AutoZone, Inc.

• O’Reilly Automotive, Inc.

• Genuine Parts Company

• Advance Auto Parts, Inc.

• Monro Muffler Brake, Inc.

Specialty Retailers

• Tractor Supply Company

• Dick’s Sporting Goods, Inc.

• Cabela’s Incorporated

• Conn’s, Inc.

• Big 5 Sporting Goods Corporation

• West Marine, Inc.

For purposes of its analysis of the Selected Public Companies, Rothschild reviewed, among other things, (a) the EV/EBITDA multiple of each Selected Public Company based on the estimated EBITDA of such company for FY2016, (b) the EBITDA margin (EBITDA as a percentage of revenue) profile of each Selected Public Company and (c) the sales growth profile of each Selected Public Company, in each case as further described below.

EV was generally calculated as equity value (based on the per share closing price of each Selected Public Company on December 23, 2015 multiplied by such company’s fully diluted equity securities outstanding (in the case of options, calculated on a treasury method basis)), plus debt, less cash and cash equivalents, and plus or minus certain other financial items, in each case as set forth on the most recently available public filings of such company with the SEC. The financial data for the Selected Public Companies used by Rothschild to determine the estimated EV/EBITDA multiple of the Selected Public Companies were based on SEC filings, data from FactSet Research Systems, Inc., a data source containing historical and estimated financial data and which we refer to as “FactSet,” and publicly available research analysts’ estimates.

The minimum, median, mean and maximum of the estimated EV/EBITDA multiples for FY2016 for the core automotive aftermarket Selected Public Companies, the specialty retailer Selected Public Companies and all of the Selected Public Companies as a whole, are set forth in the table below:

EV/FY2016E EBITDA
Selected Public Companies	Minimum	Median	Mean	Maximum
Core Automotive Aftermarket	8.8x	11.4x	11.5x	14.2x
Specialty Retailers	2.2x	5.7x	6.8x	13.2x
Overall	2.2x	8.9x	9.0x	14.2x

Rothschild observed that the Offer Price and the Merger Consideration provided for in the Merger Agreement implied an EV/EBITDA multiple of 11.9x for the Company based on the estimated adjusted EBITDA for the Company for FY2016 as projected by the Company’s management in the Projections, which was higher than the mean and median of the estimated EV/EBITDA multiples for the Core Automotive Aftermarket, Specialty Retailers Selected Public Companies and the Selected Public Companies overall.

Rothschild also examined, based on FactSet data, the historical daily EV of each core automotive aftermarket Selected Public Company as a multiple of the EBITDA for such company during the next twelve months following the date of measurement of EV (the “EV/NTM EBITDA multiple”) during the period from October 22, 2010 through October 23, 2015, the last trading day prior to the announcement of entry into the Original Merger Agreement. Rothschild then created an equal-weight index for the EV/NTM EBITDA multiples for the core automotive Selected Public Companies and compared this index to the historical EV/NTM EBITDA multiples of the Company during such period, noting that the Company traded at a discount to the index of core automotive aftermarket Selected Public Companies during such period. The historical discount in the mean and median EV/NTM EBITDA multiple of the Company as compared to the index of the core automotive aftermarket Selected Public Companies during each of the 5-year, 3-year and 1-year periods prior to October 23, 2015 are illustrated in the table below:

EV/NTM EBITDA
	5-year				3-year				1-year
	Median		Mean		Median		Mean		Median		Mean
Pep Boys	5.9x		5.9x		6.4x		6.5x		7.1x		7.0x
Core Automotive Aftermarket Companies	9.3x		9.5x		10.2x		10.3x		11.7x		11.6x
Historical premium (discount)	(3.4x	)	(3.7x	)	(3.8x	)	(3.8x	)	(4.5x	)	(4.6x	)

Rothschild then analyzed the EBITDA margin and growth profiles of the Selected Public Companies, reviewing (a) the estimated FY2016 EBITDA margin of each Selected Public Company, calculated by dividing estimated FY2016 EBITDA by estimated FY2016 revenues, and (b) the expected sales CAGR of each Selected Public Company for the period from FY2015 to FY2017, and in each case compared these metrics to the comparable metrics for the Company. For purposes of this analysis, the estimated FY2016 EBITDA margin and expected FY2015-2017 sales CAGR for the Selected Public Companies were based on FactSet and publicly available research analysts’ estimates and the estimated FY2016 EBITDA margin and expected FY2015-2017 sales CAGR for the Company were based on the Projections (in the case of the EBITDA margin, calculated using estimated adjusted EBITDA). The table below illustrates the minimum, median, mean and maximum of the estimated FY 2016 EBITDA margins and expected 2015-2017 sales CAGRs for the Selected Public Companies as well as the estimated FY2016 EBITDA margin and the expected FY2015-2017 sales CAGR for the Company:

Core Automotive Aftermarket Companies	FY2016E EBITDA Margin	FY2015E - FY2017E Sales CAGR
Minimum	8.5%	2.1%
Mean	17.0%	5.4%
Median	18.0%	5.3%
Maximum	22.3%	9.7%

Specialty Retailers	FY2016E EBITDA Margin	FY2015E - FY2017E Sales CAGR
Minimum	4.4%	1.8%
Mean	9.9%	6.3%
Median	11.0%	6.5%
Maximum	14.3%	11.0%

Pep Boys	FY2016E EBITDA Margin	FY2015E - FY2017E Sales CAGR
Pep Boys	4.3%	2.3%

Rothschild then selected, based on its experience and professional judgment, a reference range of EV/EBITDA multiples of 7.0x to 9.0x and applied this reference range of EV/EBITDA multiples to the Projections provided by the management of the Company of estimated adjusted EBITDA for the Company for FY2016 to derive a range of implied EVs for the Company. A range of implied equity values for the Company was then calculated by reducing the range of implied EVs by the amount of the Company’s net debt (calculated as debt less cash and cash equivalents, in each case as reflected on the Company’s balance sheet as of October 31, 2015), and adjusting for the amounts of minimum operating cash, non-operating assets and non-operating liabilities as of October 31, 2015 based on information provided to Rothschild by the Company’s management. Rothschild then divided the range of implied equity values for the Company by the number of fully diluted Shares. This analysis indicated the following implied per share equity reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price and the Merger Consideration provided for in the Merger Agreement:

Implied Per Share Equity Reference Range for Pep Boys	Offer Price / Merger Consideration
$9.25 - $12.50	$17.00

Selected Precedent Transactions Analysis

Rothschild performed a selected precedent transactions analysis in order to derive an implied per share equity reference range for the Company from transaction value multiples in merger and acquisition transactions involving other companies and then compared this implied per share equity reference range with the Offer Price and the Merger Consideration provided for in the Merger Agreement. Using publicly available information, Rothschild analyzed the transaction value multiples in the 18 selected transactions listed in the table below involving companies with business operations that generally reflected similar characteristics to the Company’s business operations, divided into three main categories: (a) transactions involving companies in the tire sector; (b) transactions involving companies in the automotive service sector; and (c) transactions involving companies in the automotive aftermarket retail sector. Rothschild also analyzed the transaction value multiple implied in the 2012 merger transaction involving the Company and The Gores Group, LLC that was announced but never consummated.

Announcement Date	Acquiror	Target
January 2012	The Gores Group, LLC	Pep Boys
Tire:
February 2015	Ares Management, L.P.	American Tire Distributors, Inc.
February 2014	American Tire Distributors, Inc.	Terry’s Tire Town Holdings, Inc.
January 2014	American Tire Distributors, Inc.	The Hercules Tire and Rubber Company
April 2010	TPG Capital, L.P.	American Tire Distributors, Inc.
September 2005	Sumitomo Corporation	TBC Corporation
June 2005	Leonard Green & Partners, L.P.	Tire Rack, Inc.
February 2005	Investcorp Bank BSC	American Tire Distributors, Inc.
March 2003	TBC Corporation	Merchant’s Tire and Auto Service Center

Automotive Service:
March 2012	TBC Corporation	Midas, Inc.
March 2006	American Capital, Ltd.	AAMCO Transmissions, Inc.
June 2005	Meineke Mgmt.	Meineke Holding Company
April 2004	American Capital, Ltd.	Cottman Transmission Systems, LLC

Automotive Aftermarket Retail:
October 2013	Advance Auto Parts, Inc.	General Parts International, Inc.
March 2013	Genuine Parts Company	Exego Group
February 2008	O’Reilly Automotive, Inc.	CSK Auto Corporation
November 2005	CSK Auto Corporation	Murray’s, Inc.
August 2001	Advance Auto Parts, Inc.	Discount Auto Parts, Inc.

Based on its professional judgment and experience, Rothschild deemed these transactions relevant to consider in relation to the Company and the Transactions. No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company or the Transactions were compared.

Rothschild reviewed transaction values and calculated the EV implied for the target company based on the consideration paid in the selected transaction as a multiple of the EBITDA of the target company during the 12-month period ending closest to the date of announcement of the transaction for which such information was publicly available (the “EV/LTM EBITDA multiple”). The minimum, median and maximum EV/LTM EBITDA multiple for (a) the selected transactions in the tire sector, (b) the selected transactions in the automotive service sector, (c) the selected transactions in the automotive aftermarket retail sector and (d) all of the selected transactions, are set forth in the table below:

	Minimum		Median		Maximum
Tires Selected Transactions	9.4	x	11.4	x	26.5	x
Automotive Service Selected Transactions	8.6	x	11.2	x	13.0	x
Automotive Aftermarket Retail Selected Transactions	6.6	x	8.9	x	12.6	x
All Selected Transactions	6.6	x	10.8	x	26.5	x

Rothschild observed that the Offer Price and the Merger Consideration provided for in the Merger Agreement implied an EV/EBITDA multiple for the Company of 14.7x based on the adjusted LTM EBITDA of the Company, which was higher than the maximum for the automotive service and automotive aftermarket retail selected transactions and higher than the median of the EV/LTM EBITDA multiples for the tire sector transactions and all selected transactions.

Based on the range of selected transaction EV/LTM EBITDA multiples, Rothschild applied a range of EV/LTM EBITDA multiples of 8.5x to 11.5x to the adjusted LTM EBITDA of the Company to derive a range of implied EVs for the Company. A range of implied equity values for the Company was then calculated by reducing the range of implied EVs by the amount of the Company’s net debt (calculated as debt less cash and cash equivalents, in each case as reflected on the Company’s balance sheet as of October 31, 2015), and adjusting for the amounts of minimum operating cash, non-operating assets and non-operating liabilities as of October 31, 2015 based on information provided to Rothschild by the Company’s management. Rothschild then divided the range of implied equity values for the Company by the number of fully diluted Shares. This analysis indicated the following implied per share equity reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price and the Merger Consideration provided for in the Merger Agreement:

Implied Per Share Equity Reference Range for Pep Boys	Offer Price / Merger Consideration
$9.00 - $13.00	$17.00

Illustrative Discounted Cash Flow Analysis

Rothschild performed a discounted cash flow analysis of the Company in order to derive an implied per share equity reference range for the Company if it were to remain an independent public company and then compared this implied per share equity reference range with the Offer Price and Merger Consideration provided for in the Merger Agreement. In this analysis, Rothschild calculated the estimated present value of the standalone, unlevered, after-tax free cash flows that the Company was forecasted to generate from October 31, 2015 through the end of FY2018 based on the Projections provided by the management of the Company. Rothschild also calculated a range of estimated terminal values for the Company utilizing both the perpetuity growth valuation methodology and the forward EBITDA multiple methodology. In conducting the terminal valuation under the perpetuity growth valuation methodology, Rothschild applied a perpetuity growth rate, based on its professional judgment given the nature of the Company and its business and industry, of 2.5% to 3.5%, to the projected standalone unlevered, after-tax free cash flows of the Company in the terminal period. In conducting the terminal valuation under the forward EBITDA multiple methodology, Rothschild applied a forward EV/EBITDA multiple, based on its professional judgment given the nature of the Company and its business and industry, of 7.0x to 9.0x to the projected adjusted EBITDA of the Company in the terminal period. The cash flows and the terminal value (under both the perpetuity growth valuation methodology and the forward EBITDA multiple methodology) were then discounted to present value using a discount rate of 8.5% to 10.5% based on an estimate of the Company’s weighted average cost of capital as of December 23, 2015, to derive a range of implied EVs for the Company. A range of implied equity values for the Company was then calculated (under both the perpetuity growth valuation methodology and the forward EBITDA multiple methodology) by reducing the range of implied EVs by the amount of the Company’s net debt (calculated as debt less cash and cash equivalents, in each case as reflected on the Company’s balance sheet as of October 31, 2015), and adjusting for the amounts of minimum operating cash, non-operating assets and non-operating liabilities as of October 31, 2015 based on information provided to Rothschild by the Company’s management. Rothschild then divided the range of implied equity values for the Company by the number of fully diluted Shares. This analysis indicated the following implied per share equity reference ranges for the Company (rounded to the nearest $0.25), as compared to the Offer Price and the Merger Consideration provided in the Merger Agreement:

Perpetuity Growth Method	Terminal Forward EBITDA Multiple Method	Offer Price / Merger Consideration
$6.00 - $10.75	$9.75 - $13.75	$17.00

Illustrative Valuation of Sale and Separation of Retail Business

Rothschild performed an analysis to determine the illustrative per share equity reference range implied by a transaction in which the Company would dispose of its retail business to a third party and retain and continue to operate the automotive service business. At the direction of the Company’s management, Rothschild performed this analysis based on illustrative terms for a transaction of this nature which were generally consistent with terms the Company’s management considered potentially achievable based on its negotiations with Party B. These terms included, among other things, the number of retail locations included in the sale, the amount of square footage that Party B would agree to lease from the Company, the rent which would be paid per square foot for such locations and the terms and conditions of a supply agreement to be entered into for the provision of parts by Party B to the Company for use in the Company’s service business. The Company’s management advised Rothschild that such terms were not final and were subject to further negotiation and that the transaction itself was still subject to further due diligence and negotiation of definitive agreements. The illustrative terms suggested by the Company’s management implied an illustrative estimated value range for the Company, assuming such sale and separation transaction could be consummated on such terms, of $865 million to $1,035 million, comprised of (a) an illustrative estimated value range of the Company’s automotive service business of $690 to $860 million, which Rothschild calculated by applying a selected EV/EBITDA multiple range of 8.0x to 10.0x to the estimated run rate EBITDA for FY2015 of the standalone automotive service business (after the disposal of the retail business and subject to the terms and conditions associated with the transaction agreements providing for a sale and separation of the retail business, including the supply agreement and lease agreement with Party B) projected by the management of the Company, and (b) illustrative value to be realized from the sale and separation of the retail business, net of costs and taxes anticipated to be incurred by the Company in connection with such sale and separation, of $175 million as estimated by the management of the Company (subject to the terms and conditions associated with the transaction agreements providing for a sale and separation of the retail business, including the supply agreement and lease agreement with Party B). A range of implied equity values for the Company was then calculated by reducing the illustrative estimated value range for the Company from a sale and separation of the retail business by the amount of the Company’s net debt (calculated as debt less cash and cash equivalents, in each case as reflected on the Company’s balance sheet as of October 31, 2015), and adjusting for the amounts of minimum operating cash, non-operating assets, non-operating liabilities and estimated transaction costs anticipated by the Company’s management in the case of a sale and separation of retail transaction. Rothschild then divided the range of implied equity values for the Company by the number of fully diluted Shares. This analysis indicated the following implied per share equity reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price and the Merger Consideration provided for in the Merger Agreement:

Implied Per Share Equity Reference Range for Pep Boys	Offer Price / Merger Consideration
$13.50 - $16.50	$17.00

All of the financial information utilized by Rothschild in the illustrative implied valuation of the Company in a potential sale and separation of retail business transaction was provided to Rothschild and approved for Rothschild’s use by the management of the Company. Rothschild noted in its presentation to the Board that the per share equity reference range implied by this analysis was not adjusted for any discount associated with the expected execution risks of a transaction involving the sale and separation of the retail business of the Company or the time it would take to complete such separation and achieve the estimated run rate EBITDA for FY2015 for the standalone service business. In addition, the management of the Company advised Rothschild that upon consummation of such a transaction, the Company could be required, as an inducement for Party B to agree to the terms of the transaction, to assume certain contingent liabilities potentially up to $100 million relating to the Company’s ability to elevate certain Party B subleases to direct leases. Rothschild noted in its presentation to the Board that Rothschild’s analysis did not reflect such contingent liabilities.

Other Factors

Rothschild also reviewed and considered other factors that were not included as part of its financial analyses in connection with rendering its advice but were referenced for informational purposes, including, among other things, the market price, analyst price targets, premia paid in selected precedent transactions and illustrative discounted equity value analyses discussed below.

Market Price Analysis

Rothschild reviewed FactSet data for the historical trading prices for the Common Stock for the 52-week period ended October 23, 2015 (the last full trading day prior to the announcement of entry into the Original Merger Agreement), noting that the low and high closing prices during such period ranged from $8.00 to $12.94. Rothschild also reviewed FactSet data for historical trading prices for the Common Stock for the 52-week period ended May 19, 2015 (the last full trading day prior to the date that The Wall Street Journal published a news article speculating that a number of potential suitors were exploring a possible acquisition of the Company), noting that the low and high closing prices during such period ranged from $8.00 to $11.66. Rothschild compared the low and high closing prices during such periods to the $17.00 Offer Price and Merger Consideration provided for in the Merger Agreement.

Analyst Price Targets

Rothschild reviewed publicly available Common Stock price targets of research analysts’ estimates known to Rothschild, noting that the low and high Common Stock price targets ranged from $12.00 to $15.00 as of October 23, 2015, the last full trading day prior to announcement of entry into the Original Merger Agreement, and from $15.00 to $18.00 as of December 23, 2015. Rothschild compared the low and high of the ranges of analysts’ Common Stock price targets to the $17.00 Offer Price and Merger Consideration provided for in the Merger Agreement.

Selected Premia Paid Analysis

Rothschild performed, based on data from Factiva, FactSet, Thomson Reuters and public filings, a selected premia paid analysis in order to derive an implied per share equity reference range for the Company from premia implied in selected public merger and acquisition transactions and then compared this implied per share equity reference range with the Offer Price and the Merger Consideration provided for in the Merger Agreement. In this analysis, Rothschild reviewed the premia paid in 147 public transactions involving only cash consideration announced between September 1, 2010 and December 23, 2015 involving target companies in the United States (excluding target companies in the financial services or real estate industries) with an EV between $400 million and $1.5 billion. Rothschild calculated the premium paid in each transaction by dividing the per share consideration announced in the announcement of such transaction by the closing share price of the target one day prior to the announcement of the transaction, one week prior to the announcement of the transaction and one month prior to the announcement of the transaction. The 25th percentile, median, mean and 75th percentile for the premia paid in the selected transactions are set forth in the table below:

	1-Day Premium	1-Week Premium	1-Month Premium
25th Percentile	23%	24%	24%
Mean	39%	41%	44%
Median	31%	35%	37%
75th Percentile	47%	49%	53%

Based on its review of the premia paid in the selected transactions, Rothschild then applied a reference range of premia of 25% to 50%, representing approximately the 25th and 75th percentile, respectively, of the premia paid in the selected transactions, to the closing trading price of the Common Stock of $9.25 on May 19, 2015 (the last full trading day prior to the date that The Wall Street Journal published a news article speculating that a number of potential suitors were exploring a possible acquisition of the Company). This analysis indicated an implied per share equity reference range for the Company (rounded to the nearest $0.25) of

$11.50 to $14.00, as compared to the $17.00 Offer Price and Merger Consideration provided for in the Merger Agreement.

Illustrative Discounted Equity Value

Rothschild performed an illustrative analysis of the implied present value of the future price per Share. For this analysis, Rothschild used the Projections prepared by the Company’s management for each of FY2016, FY2017 and FY2018. Rothschild first calculated an illustrative future price per Share at fiscal year-end of each of FY2015, FY2016 and FY2017 by (a) applying illustrative EV/EBITDA multiples ranging from 7.0x to 9.0x to estimated adjusted EBITDA of the Company for FY2016, FY2017 and FY2018, (b) subtracting the projected net debt as of the end of FY2015, FY2016 and FY2017, respectively, as provided by the management of the Company in the Projections and adjusting for the amounts of minimum operating cash, non-operating assets and non-operating liabilities as of October 31, 2015 based on information provided to Rothschild by the Company’s management, which adjustments were immaterial in the aggregate and which were assumed not to change materially in value over the period covered by the analysis), and (c) dividing by the number of fully diluted Shares. Rothschild then discounted the illustrative future price per Share at fiscal year-end of each of FY2015, FY2016 and FY2017 back to October 31, 2015 using a discount rate range of 10.0% to 12.0%, reflecting an estimate of the Company’s cost of equity. This analysis indicated an illustrative range of implied present values (rounding to the nearest $0.25) of $8.25 to $13.50 per Share, as compared to the $17.00 Offer Price and Merger Consideration provided for in the Merger Agreement.

The valuation and financial analyses set out above are not a comprehensive description of all analyses and examinations actually conducted by Rothschild in connection with its opinion and are qualified in their entirety by reference to the full text of the written opinion of Rothschild attached to this Statement as Annex D. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant valuation and financial analyses and the application of those methods to the particular circumstances involved, and therefore a fairness opinion necessarily is not susceptible to partial analysis or summary description. Rothschild believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all of the described analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board.

In addition, Rothschild may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Rothschild with respect to the actual value of the Company.

In performing its analyses, Rothschild made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Rothschild are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Rothschild with respect to the fairness, from a financial point of view, of the Offer Price or Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any subsidiary of the Company or any shareholder of the Company who duly exercises dissenters’ rights under the PBCL) in the Offer and the Merger pursuant to the Merger Agreement, and were provided to the Board in connection with the delivery of Rothschild’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, Rothschild’s opinion, together with the financial analyses performed by Rothschild in connection with its opinion and reviewed by the Board, were among the many factors that the Board took into consideration in making the recommendation of the Board described in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.” Rothschild was not requested to, and did not, recommend any specific amount of consideration to the Board or that any specific amount of consideration constituted the only appropriate consideration in the Offer or the Merger. The amount and type of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent. Consequently, Rothschild’s opinion should not be viewed as determinative of the views of the Board or the Company’s management with respect to the Offer Price, the Merger Consideration or the Transactions, including whether the Board would have been willing to determine that a different Offer Price and Merger Consideration was fair.

Miscellaneous

Rothschild is acting as financial advisor to the Company with respect to the Transactions and will receive an aggregate fee of approximately $11.8 million, $1 million of which was paid in connection with delivery of Rothschild’s opinion rendered to the Board on October 25, 2015, $1 million of which was paid in connection with delivery of Rothschild’s opinion rendered to the Board on December 11, 2015, $100,000 of which became payable upon delivery of Rothschild’s opinion rendered to the Board on December 24, 2015 and the remainder of which will become payable upon the consummation of the Offer. The Company has also agreed to reimburse Rothschild for reasonable expenses incurred by Rothschild in performing its services, including fees and expenses of its legal counsel, and to indemnify Rothschild and related persons against certain liabilities arising out of its engagement.

During the two-year period ending on December 24, 2015, Rothschild did not provide financial services to Parent or the Company other than, in the case of the Company, with respect to Rothschild’s engagement in connection with the Transactions. Rothschild or its affiliates may in the future provide financial services to the Company, Parent and/or their respective affiliates in the ordinary course of businesses from time to time and may receive fees for the rendering of such services. In addition, in the ordinary course of Rothschild’s business activities, Rothschild and its affiliates may trade in the securities of Parent, the Company or their respective affiliates, for their own accounts or for the accounts of their respective affiliates and customers, and may at any time hold a long or short position in such securities.”

Item 8.     Additional Information

1.                                      Item 8 of the Statement is hereby amended and supplemented by amending and restating in its entirety the fifth paragraph, and the table following such fifth paragraph, under the subsection entitled “Golden Parachute Compensation—Aggregate Amounts of Potential Compensation” to read as follows:

“The following table summarizes the value of benefits payable to each named executive officer pursuant to the arrangements described above, using ordinary rounding principles (all amounts shown below in dollars) and assuming that the Effective Time occurred on November 12, 2015 and that each named executive officer incurred a simultaneous Qualifying Termination, calculated based on the Merger Consideration of $17.00 per Share.

Name	Cash ($)(1)(2)	Equity ($)(3)	Pension/NQDC Plans ($)(4)	Total ($)
Scott P. Sider(5)	1,997,309	1,326,962	—	3,324,271
David R. Stern	1,764,369	1,980,578	55,365	3,800,312
Christopher J. Adams	1,208,395	1,460,685	27,662	2,696,742
Thomas J. Carey	1,222,392	1,448,035	46,879	2,717,306
John J. Kelly	1,325,752	1,424,902	—	2,750,654
John T. Sweetwood(6)	—	83,258	—	83,258

(1)                                 No amounts in this column are payable solely as a result of the Transactions, and these amounts would be payable only if a “double-trigger” occurred (which would require a Qualifying Termination of the named executive officer) within 12 months prior to the Effective Time or 24 months following the Effective Time (except for Mr. Sider, which period is 12 months following the Effective Time).

(2)                                 The amounts in this column represent the cash severance payments to which the executive officers would be entitled under his or her Change of Control Agreement, which is a lump sum cash payment equal to the sum of the named executive officer’s: (i) base salary and target bonus for the Company’s 2015 fiscal year, multiplied by two (other than Mr. Sider, whose base salary and target bonus are multiplied by one) (this also assumes that the named executive officer’s target bonus opportunity for the 2015 fiscal year is greater than the average annual bonus amount that such named executive officer earned for the three completed fiscal years immediately prior to the 2015 fiscal year); (ii) pro rata target bonus for the Company’s 2015 fiscal year, multiplied by a fraction, the numerator of which is 285 (except for Mr. Sider, in which case such numerator is 151) (which is the number of days in the 2015 fiscal year as measured from the first day of the fiscal year on which the named executive officer was employed to November 12, 2015) and the denominator of which is 365 (this also assumes that the named executive officer’s target bonus opportunity for the 2015 fiscal year is greater than the average annual bonus amount that such named executive officer earned for the three completed fiscal years immediately prior to the 2015 fiscal year); and (iii) the sum of (A) an amount equal to 24 (other than Mr. Sider, in which case such amount equals 12), multiplied by the applicable monthly COBRA premium as in effect on the date of the named executive officer’s termination that the named executive officer would have to pay to continue the welfare benefits for which COBRA continuation rights are available for the named executive officer and, where applicable, his or her family, plus (B) an amount equal to 24 (other than Mr. Sider, in which case such amount equals 12) multiplied by the applicable monthly premium or allowance as in effect on the date of the named executive officer’s termination that would have to be paid to continue the programs and benefits which are available to the named executive officer and, where applicable, his or her family, with respect to health and welfare benefits, including, without limitation, disability, salary continuance, life, accidental death and travel accident plans, programs and policies, required to be provided under the named executive officer’s Change of Control Agreement during the Employment Period (other than welfare benefits described in clause (A) above). The following table breaks down the amounts in this column by type of payment:

Name	Annual Base Salary and Target Bonus	Pro Rata Portion of Bonus	Value of Benefits
Scott P. Sider	$1,600,000	$330,959	$66,350
David R. Stern	$1,477,840	$247,271	$39,258
Christopher J. Adams	$1,030,225	$124,824	$53,346
Thomas J. Carey	$1,056,006	$127,948	$38,438
John J. Kelly	$1,131,000	$137,034	$57,718
John T. Sweetwood	$—	$—	$—

(3)                                 The amounts in this column represent the value of unvested Company Options, Company RSUs and Company PSUs under the Company Stock Plans the vesting of which will accelerate on a “single trigger” basis at the Effective Time as required by the Merger Agreement, provided that the Company PSUs will vest as if the applicable performance goals had been achieved at the target level of performance at the end of the applicable performance period. For purposes of the table above, amounts are calculated based on the number of equity awards held by each named executive officer (and, in the case of Mr. Sweetwood, as a director) as of November 12, 2015 and the per Share consideration is assumed to be equal to the Merger Consideration. The amounts in this column for Mr. Sweetwood do not include the value of any Company RSUs that previously became vested, but which were deferred under the terms of such Company RSUs. The following table breaks down the amounts in this column by type of equity award:

Name	Amount Payable in Respect of Unvested Company Options(a)	Amount Payable in Respect of Unvested Company RSUs	Amount Payable in Respect of Unvested Company PSUs
Scott P. Sider	$489,321	$279,208	$558,433
David R. Stern	$621,088	$609,858	$749,632
Christopher J. Adams	$423,617	$520,625	$516,443
Thomas J. Carey	$431,605	$491,266	$525,164
John J. Kelly	$458,605	$525,334	$440,963
John T. Sweetwood	$—	$83,258	$—

(a)                                 The value of the unvested and accelerated Company Options held by each named executive officer is the difference between the value of the Merger Consideration and the per Share exercise price of the Company Options, multiplied by the number of unvested shares as of November 12, 2015. For additional information relating to the treatment of Company Options, Company RSUs and Company PSUs and the amounts payable by type of equity award, see “Item 3. Past Contacts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards.”

(4)                                 The amounts in this column represent the value of the portion of the named executive officer’s benefit under the Company Nonqualified Plans that is not vested as of November 12, 2015, the vesting of which will accelerate on a “single trigger” basis at the Effective Time as required by the Merger Agreement. The Merger Agreement also requires that the Company Nonqualified Plans be terminated at the Effective Time and the value of the amounts credited to the participant’s account, including the named executive officers, under the Company Nonqualified Plans to be paid to such participants in a single lump sum cash payment. For purposes of the table above, the value of any accelerated vesting under the Company Nonqualified Plans for each named executive officer is calculated as the value of the unvested benefit of November 12, 2015. The amounts in this column do not include the value of the portion of the named executive officer’s account under the Company Nonqualified Plans that vested prior to November 12, 2015. The following table breaks down the amounts in this column by Company Nonqualified Plan:

Name	Value of Unvested Amount Under Company Account Plan	Value of Accelerated Vesting of Unvested Amount Under Company Deferred Compensation Plan
Scott P. Sider	$—	$—
David R. Stern	$44,684	$10,681
Christopher J. Adams	$27,662	$—
Thomas J. Carey	$40,150	$6,729
John J. Kelly	$—	$—
John T. Sweetwood	$—	$—

For additional information relating to the value of account balances by Company Nonqualified Plan for the named executive officers, see “Item 3. Past Contacts, Transaction, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company—Nonqualified Deferred Compensation Plans.”

(5)                                 Mr. Sider was appointed as the Company’s Chief Executive Officer on June 15, 2015.

(6)                                 Mr. Sweetwood was the interim Chief Executive Officer until Scott P. Sider was appointed as the Chief Executive Officer on June 15, 2015. Mr. Sweetwood is not a party to a Change of Control Agreement. In Mr. Sweetwood’s position as a director of the Company, Mr. Sweetwood has been granted equity awards under the Company Stock Plans. Any unvested equity awards held by Mr. Sweetwood as of the Effective Time will become fully vested and all outstanding equity awards held by Mr. Sweetwood will be cancelled and converted into a cash payment to Mr. Sweetwood in accordance with the terms of the Merger Agreement. For more information regarding the treatment of equity awards in connection with the Merger, see “Item 3. Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards”.

*  *  *

2.             Item 8 of the Statement is hereby amended and supplemented by amending and restating in its entirety the third paragraph of the subsection entitled “Top-Up Option” to read as follows:

“This summary of the Top-Up Option is qualified in its entirety by reference to the Original Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as amended by the First Amendment and Second Amendment, which are filed as Exhibits (e)(17) and (e)(18) to this Statement, respectively, and incorporated herein by reference.”

*  *  *

3.             Item 8 of the Statement is hereby amended by deleting in its entirety the subsection entitled “Other Information”.

Item 9.         Exhibits

Item 9 of the Statement is hereby amended and supplemented by amending and restating the table thereunder to read as follows:

Exhibit No.	Document
(a)(1)(i)

Offer to Purchase, dated November 16, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(ii)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(iii)

Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

Exhibit No.	Document
(a)(1)(iv)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(v)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(vi)

Text of Summary Advertisement dated November 16, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(vii)

Press Release issued by Bridgestone Retail Operations, LLC on November 16, 2015 (incorporated by reference to Exhibit (a)(1)(H) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).

(a)(1)(viii)	Letter from Scott P. Sider, Chief Executive Officer of The Pep Boys – Manny, Moe & Jack, to shareholders of The Pep Boys – Manny, Moe & Jack

(a)(1)(ix)

Amendment and Supplement to Offer to Purchase dated December 14, 2015 (incorporated by reference to Exhibit (a)(1)(J) to the Tender Offer Statement on Schedule TO T filed by Bridgestone Retail Operations, LLC with the SEC on December 14, 2015).

(a)(1)(x)

Second Amendment and Supplement to Offer to Purchase dated December 28, 2015 (incorporated by reference to Exhibit (a)(1)(L) to the Tender Offer Statement on Schedule TO T filed by Bridgestone Retail Operations, LLC with the SEC on December 28, 2015).

(a)(2)(i)	Opinion of Rothschild Inc. to the Board of Directors of Pep Boys – Manny, Moe and Jack, dated October 25, 2015 (incorporated by reference to Annex B to this Schedule 14D-9).

(a)(2)(ii)	Opinion of Rothschild Inc. to the Board of Directors of Pep Boys – Manny, Moe and Jack, dated December 11, 2015 (incorporated by reference to Annex C to this Schedule 14D-9).

(a)(2)(iii)	Opinion of Rothschild Inc. to the Board of Directors of Pep Boys – Manny, Moe and Jack, dated December 24, 2015 (incorporated by reference to Annex D to this Schedule 14D-9).

(a)(3)	None.

Exhibit No.	Document
(a)(4)	None.

(a)(5)(i)

Joint Press Release issued by Bridgestone Americas, Inc. and The Pep Boys – Manny, Moe & Jack on October 26, 2015 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(ii)

Master FAQs dated October 26, 2015 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(iii)

Pep Boys Field and Store Note from Stu dated October 26, 2015 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(iv)

Store Manager Talking Points dated October 26, 2015 (incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(v)

Dealer and Distributor Talking Points dated October 26, 2015 (incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015)

(a)(5)(vi)

Message to Dealers and Distributors dated October 26, 2015 (incorporated by reference to Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(vii)

Message to Customers dated October 26, 2015 (incorporated by reference to Exhibit 99.7 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(viii)

Message to Suppliers dated October 26, 2015 (incorporated by reference to Exhibit 99.8 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(ix)

Message to Vendors, Partners and Agencies dated October 26, 2015 (incorporated by reference to Exhibit 99.9 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(x)

Philadelphia Town Hall Talking Points dated October 26, 2015 (incorporated by reference to Exhibit 99.10 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(xi)

Social Media Messaging dated October 26, 2015 (incorporated by reference to Exhibit 99.11 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

Exhibit No.	Document
(a)(5)(xii)

Message to Pep Boys Associates from Stu dated October 26, 2015 (incorporated by reference to Exhibit 99.12 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

(a)(5)(xiii)	Text of Class Action/Derivative Complaint, dated November 10, 2015 (Stephen Bushansky v. Robert Hotz, et al.).

(a)(5)(xiv)	Text of Class Action/Derivative Complaint, dated November 24, 2015 (Jack Edwards v. Matthew Goldfarb, et al.).

(a)(5)(xv)	Text of Class Action/Derivative Complaint, dated November 24, 2015 (Henry Tindel v. Scott P. Sider, et al.).

(a)(5)(xvi)	Text of Class Action/Derivative Complaint, dated November 30, 2015 (David Katz v. Scott P. Sider, et al.).

(a)(5)(xvii)	Text of Derivative Complaint, dated November 30, 2015 (John Solak v. Matthew Goldfarb, et al.).

(a)(5)(xviii)	Press Release issued by The Pep Boys – Manny, Moe & Jack on December 7, 2015.

(a)(5)(xix)	Press Release issued by The Pep Boys – Manny, Moe & Jack on December 8, 2015.

(a)(5)(xx)	Press Release issued by The Pep Boys – Manny, Moe & Jack on December 9, 2015.

(a)(5)(xxi)

Joint Press Release issued by The Pep Boys – Manny, Moe & Jack and Bridgestone Americas, Inc. on December 11, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on December 14, 2015).

(a)(5)(xxii)	Press Release issued by The Pep Boys – Manny, Moe & Jack on December 21, 2015.

(a)(5)(xxiii)	Press Release issued by The Pep Boys – Manny, Moe & Jack on December 23, 2015.

(a)(5)(xxiv)

Joint Press Release issued by The Pep Boys – Manny, Moe & Jack and Bridgestone Americas, Inc. on December 24, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on December 24, 2015).

Exhibit No.	Document
(e)(1)

Agreement and Plan of Merger, dated as of October 26, 2015, by and among The Pep Boys – Manny, Moe & Jack, Bridgestone Retail Operations, LLC, and TAJ Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on October 26, 2015).

(e)(2)	Form of Indemnification Agreement of The Pep Boys – Manny, Moe & Jack.

(e)(3)

The Pep Boys – Manny, Moe & Jack 2014 Stock Incentive Plan (incorporated by reference to Exhibit B to the Definitive Proxy Statement on Schedule 14A, filed by The Pep Boys – Manny, Moe & Jack with the SEC on April 25, 2014).

(e)(4)	Form of The Pep Boys – Manny, Moe & Jack Stock Option Award Agreement.

(e)(5)	Form of The Pep Boys – Manny, Moe & Jack Restricted Stock Unit Award Agreement.

(e)(6)	Form of The Pep Boys – Manny, Moe & Jack Performance Stock Unit Award Agreement.

(e)(7)	Form of The Pep Boys – Manny, Moe & Jack Deferred Stock Unit Agreement.

(e)(8)

The Pep Boys – Manny, Moe & Jack Account Plan, as amended and restated (incorporated by reference to Exhibit 10.11 to The Pep Boys – Manny, Moe & Jack Annual Report on 10-K for the fiscal year ended February 1, 2014).

(e)(9)	The Pep Boys Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 to The Pep Boys – Manny, Moe & Jack Annual Report on 10-K for the fiscal year ended February 1, 2014).

(e)(10)	The Pep Boys – Manny, Moe & Jack Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to The Pep Boys – Manny, Moe & Jack’s Current Report on Form 8-K filed on June 15, 2011).

(e)(11)

The Pep Boys Annual Incentive Bonus Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on June 24, 2009).

(e)(12)

Form of Change of Control Agreement between The Pep Boys – Manny, Moe & Jack and certain officers of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on August 6, 2012).

Exhibit No.	Document
(e)(13)

Form of Non-Competition Agreement between The Pep Boys – Manny, Moe & Jack and certain officers of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 10.3 to The Pep Boys – Manny, Moe & Jack Annual Report on Form 10-K for the fiscal year ended January 29, 2011).

(e)(14)	The Pep Boys Grantor Trust Agreement (incorporated by reference to Exhibit 10.20 to The Pep Boys – Manny, Moe & Jack Annual Report on Form 10-K for the fiscal year ended February 3, 2007).

(e)(15)

Amended and Restated Articles of Incorporation of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by The Pep Boys – Manny, Moe & Jack for the period ended January 31, 2009).

(e)(16)

Amended and Restated Bylaws of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by The Pep Boys – Manny, Moe & Jack with the SEC on February 17, 2010).

(e)(17)

Amendment, dated as December 11, 2015, to Agreement and Plan of Merger, dated as of October 26, 2015, by and among The Pep Boys – Manny, Moe & Jack, Bridgestone Retail Operations, LLC, and TAJ Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on December 14, 2015).

(e)(18)

Amendment No. 2, dated as of December 24, 2015, to Agreement and Plan of Merger, dated as of October 26, 2015, by and among The Pep Boys – Manny, Moe & Jack, Bridgestone Retail Operations, LLC, and TAJ Acquisition Co. (as amended) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on December 28, 2015).

(g)	None.

Annex A	Information Statement.

Annex B	Opinion of Rothschild Inc. to the Board of Directors of Pep Boys – Manny, Moe and Jack, dated October 25, 2015.

Annex C	Opinion of Rothschild Inc. to the Board of Directors of Pep Boys – Manny, Moe and Jack, dated December 11, 2015.

Annex D	Opinion of Rothschild Inc. to the Board of Directors of Pep Boys – Manny, Moe and Jack, dated December 24, 2015.*

* Filed herewith.

Annex A.                     Information Statement

1.                                      The Information Statement is amended and supplemented by amending and restating in its entirety the second paragraph of the Information Statement to read as follows:

“The Schedule 14D-9 relates to the tender offer by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”), a wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”) and a subsidiary of Bridgestone Americas, Inc., disclosed in a Tender Offer Statement on Schedule TO-T dated November 16, 2015 filed with the Securities and Exchange Commission (the “SEC”) and the amendments and supplements thereto, to purchase all of the outstanding Shares at a price of $17.00 per Share (the “Offer Price”), net to the holders thereof in cash (less any required withholding taxes and without interest).”

*  *  *

2.                                      The Information Statement is amended and supplemented by amending and restating in its entirety the fourth paragraph of the Information Statement to read as follows:

“You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of October 26, 2015 (the “Original Merger Agreement”), as amended by the Amendment to Agreement and Plan of Merger, dated as of December 11, 2015 (the “First Amendment”), and the Amendment No. 2 to Agreement and Plan of Merger, dated as of December 24, 2015 (the “Second Amendment”, and the Original Merger Agreement, as amended by the First Amendment and the Second Amendment and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser.”

*  *  *

3.                                      The Information Statement is amended and supplemented by amending and restating in its entirety the second sentence of the first paragraph under the heading “Background Information” in the Information Statement to read as follows:

The Offer is scheduled to expire at 12:00 midnight, New York City time, on January 12, 2016 (one minute after 11:59 P.M., New York City time, on January 11, 2016) (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived in accordance with the Merger Agreement, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not validly withdrawn.

*  *  *

4.                                      The Information Statement is amended and supplemented by amending and restating in its entirety the last sentence of the first paragraph under the heading “Background Information” in the Information Statement to read as follows:

“A copy of the Original Merger Agreement, the First Amendment and the Second Amendment are filed as Exhibits (e)(1), (e)(17) and (e)(18) to the Schedule 14D-9, respectively, and are incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	December 28, 2015

ANNEX D

December 24, 2015

Board of Directors
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Members of the Board of Directors:

We understand that Bridgestone Retail Operations, LLC (“Parent”), TAJ Acquisition Co., a wholly owned subsidiary of Parent (“Merger Sub”), and The Pep Boys – Manny, Moe & Jack (the “Company”) propose to enter into a second amendment (the “Amendment”) to the Agreement and Plan of Merger, dated as of October 26, 2015, by and among Parent, Merger Sub and the Company, as amended by the Amendment to Agreement and Plan of Merger, dated December 11, 2015, between Parent, Merger Sub and the Company (the “Original Agreement” and the Original Agreement, as amended by the Amendment, the “Agreement”). Pursuant to the Original Agreement, Merger Sub commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share, of the Company (“Company Shares”) and pursuant to the Amendment, Merger Sub will amend the Offer to provide that Merger Sub will pay $17.00 in cash (the “Offer Price”) for each Company Share accepted.  The Agreement provides that, following the consummation of the Offer, Merger Sub will be merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”, and together with the Offer, the “Transaction”), pursuant to which each issued and outstanding Company Share (other than (a) Company Shares owned by Parent, Merger Sub, the Company or any Subsidiary (as defined in the Agreement) of the Company and (b) Dissenting Shares (as defined in the Agreement) ((a) and (b), collectively, “Excluded Shares”) will be converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”).  The terms and conditions of the Transaction are more fully set forth in the Agreement.

The board of directors of the Company (the “Board”) has requested our opinion as to whether the Offer Price or the Merger Consideration, as applicable, payable to the holders of Company Shares (other than Excluded Shares) in the Offer and the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion set forth below, we have, among other things: (i) reviewed the Original Agreement, (ii) reviewed an execution version of the Amendment exchanged between Parent and the Company on December 24, 2015; (iii) reviewed certain publicly available business and financial information that we deemed to be generally relevant concerning the Company and the industry in which it operates, including certain publicly available research analyst reports and the reported price and historical trading activity for the Company Shares; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed generally relevant and the consideration received in such transactions; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other public companies we deemed generally relevant, including data relating to public market trading levels and implied trading multiples; (vi) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (the “Forecasts”); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of the management of the Company regarding the Transaction, the past and current business operations and financial condition and prospects of the Company, the Forecasts and certain other matters we believed necessary or appropriate to our inquiry.

In arriving at our opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to us by the Company and its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Company (including, without limitation, real property owned by the Company or to which the Company holds a leasehold interest), nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. We have not evaluated the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or Parent. At the instruction of the management of the Company, we have used and relied upon the Forecasts for purposes of our opinion. In relying on the Forecasts, we have assumed, at the direction of the Company, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company’s management as to the expected future results of operations and financial condition of the Company. We express no view as to the reasonableness of the Forecasts and the assumptions on which they are based.

We have assumed that the transactions contemplated by the Agreement will be consummated as contemplated in the Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Transaction, no material delays, limitations, conditions or restrictions will be imposed. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We do not express any opinion as to any tax or other consequences that may result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the assessments made by the Company and its other advisors with respect to such issues. In arriving at our opinion, we have not taken into account any litigation, regulatory or other proceeding that is pending or may be brought against the Company or any of its affiliates. In addition, we have relied upon and assumed, without independent verification, that the final form of the Amendment will not differ in any material respect from the draft of the Amendment reviewed by us.

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Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the information provided to us and as they were represented to us in discussions with the management of the Company. We are expressing no opinion herein as to the price at which Company Shares will trade at any future time. Our opinion is limited to the fairness, from a financial point of view, to the holders of Company Shares (other than Excluded Shares) of the Offer Price or the Merger Consideration, as applicable, payable to such holders in the Offer and the Merger pursuant to the Agreement and we express no opinion as to any underlying decision which the Company may make to engage in the Transaction or any alternative transaction. We do not express any opinion, nor have we been asked by the Board to express any opinion, as to the relative merits of the Transaction as compared to any alternative transaction, including any alternative transaction that the Board has considered and elected not to pursue. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Offer Price and the Merger Consideration to the extent expressly set forth herein, of the Transaction, the Agreement or any other agreement entered into in connection with the Transaction.

We and our affiliates are engaged in investment banking, brokerage and financial advisory service activities.  In the ordinary course of business, we and our affiliates may trade in the securities of Parent, the Company or any of their respective affiliates, for our own accounts or for the accounts of our affiliates and customers, and may at any time hold a long or short position in such securities. We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon delivery of this opinion and the remaining portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities that may arise out of our engagement. We or our affiliates may in the future provide financial services to the Company, Parent and/or their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

This opinion is provided for the benefit of the Board, solely in its capacity as such, in connection with and for the purpose of its evaluation of the Transaction. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not constitute a recommendation to the Board as to whether to approve the Transaction or a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer or how any holder of Company Shares should vote or otherwise act with respect to the Merger or any other matter. In addition, the Board has not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, the holders of any class of securities (other than holders of Company Shares and then only to the extent expressly set forth herein) or creditors or other constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price and the Merger Consideration pursuant to the Agreement or otherwise.

This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we

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do not have any obligation to update, revise, or reaffirm this opinion. This opinion has been approved by the Global Financial Advisory Commitment Committee of Rothschild Inc.

On the basis of and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price or the Merger Consideration, as applicable, payable to the holders of Company Shares (other than Excluded Shares) in the Offer and the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ ROTHSCHILD INC.
ROTHSCHILD INC.

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